              As filed with the Securities and Exchange Commission.
                                                      '33 Act File No.__________

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

                   REGISTRATION STATEMENT UNDER THE SECURITIES
                                 ACT OF 1933            [X]

                                       and

                        REGISTRATION STATEMENT UNDER THE
                         INVESTMENT COMPANY ACT OF 1940

                          NATIONWIDE VARIABLE ACCOUNT-6
                           (Exact Name of Registrant)

                        NATIONWIDE LIFE INSURANCE COMPANY
                               (Name of Depositor)

                   ONE NATIONWIDE PLAZA, COLUMBUS, OHIO 43215
         (Address of Depositor's Principal Executive Offices) (Zip Code)

        Depositor's Telephone Number, including Area Code: (614) 249-7111

   GORDON E. MCCUTCHAN, SECRETARY, ONE NATIONWIDE PLAZA, COLUMBUS, OHIO 43215
                     (Name and Address of Agent for Service)


================================================================================
       The Registrant elects to register an indefinite number of securities in accordance with Rule 24f-2 under the Investment Company Act of 1940.

         Approximate date of proposed public offering: (Upon the effective date of this Registration Statement - May 1, 1997 Requested.)

         The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================


                                    1 of 88

                          NATIONWIDE VARIABLE ACCOUNT-6
                     REFERENCE TO ITEMS REQUIRED BY FORM N-4

N-4 ITEM                                                                                                      PAGE
Part A     INFORMATION REQUIRED IN A PROSPECTUS
     Item  1.     Cover page.................................................................................   3
     Item  2.     Definitions................................................................................   4
     Item  3.     Synopsis or Highlights.....................................................................  11
     Item  4.     Condensed Financial Information............................................................   9
     Item  5.     General Description of Registrant, Depositor, and Portfolio Companies......................  12
     Item  6.     Deductions and Expenses....................................................................  14
     Item  7.     General Description of Variable Annuity Contracts..........................................  12
     Item  8.     Annuity Period.............................................................................  24
     Item  9.     Death Benefit..............................................................................  26
     Item 10.     Purchases and Contract Value...............................................................  16
     Item 11.     Redemptions................................................................................  20
     Item 12.     Taxes......................................................................................  31
     Item 13.     Legal Proceedings..........................................................................  36
     Item 14.     Table of Contents of the Statement of Additional Information...............................  36

Part B     INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION
     Item 15.     Cover Page.................................................................................  39
     Item 16.     Table of Contents..........................................................................  39
     Item 17.     General Information and History............................................................  39
     Item 18.     Services...................................................................................  39
     Item 19.     Purchase of Securities Being Offered.......................................................  39
     Item 20.     Underwriters...............................................................................  40
     Item 21.     Calculation of Yield Quotations of Money Market Sub-Accounts...............................  40
     Item 22.     Annuity Payments...........................................................................  41
     Item 23.     Financial Statements ......................................................................  42

Part C     OTHER INFORMATION
     Item 24.     Financial Statements and Exhibits..........................................................  42
     Item 25.     Directors and Officers of the Depositor....................................................  43
     Item 26.     Persons Controlled by or Under Common Control with the Depositor or Registrant.............  45
     Item 27.     Number of Contract Owners..................................................................  54
     Item 28.     Indemnification............................................................................  54
     Item 29.     Principal Underwriter......................................................................  54
     Item 30.     Location of Accounts and Records...........................................................  56
     Item 31.     Management Services........................................................................  56
     Item 32.     Undertakings...............................................................................  56


                                    2 of 88

                        NATIONWIDE LIFE INSURANCE COMPANY
                                   HOME OFFICE
                                 P.O. BOX 182008
           COLUMBUS, OHIO , 43216, 1-800-240-5054, TDD 1-800-238-3035
                 INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACTS
                   ISSUED BY THE NATIONWIDE VARIABLE ACCOUNT-6
                      OF NATIONWIDE LIFE INSURANCE COMPANY


         The Individual Deferred Variable Annuity Contracts described in this prospectus are flexible Purchase Payment contracts (collectively referred to as the "Contracts"). Reference throughout the prospectus to such Contracts shall also mean "Certificates" issued under Group Flexible Fund Retirement Contracts. For such group contracts, references to "Owner" shall mean the "Participant" unless the Plan otherwise permits or requires the Owner to exercise contractual rights under the authority of the Plan terms. The Contracts are sold as Non-Qualified Contracts, as Individual Retirement Annuities, to Simplified Employee Pension Plans, as Qualified Contracts and as Tax Sheltered Annuities. Annuity payments under the Contracts are deferred until a selected later date.


         Purchase Payments are allocated to the Nationwide Variable Account-6 ("Variable Account"), a separate account of Nationwide Life Insurance Company (the "Company"). The Variable Account is divided into Sub-Accounts, each of which invests in shares of one of the underlying Mutual Fund options described below:

                            EVERGREEN VARIABLE TRUST

       Evergreen VA Foundation Fund               Evergreen VA Fund

                       Evergreen VA Growth and Income Fund


                        NATIONWIDE SEPARATE ACCOUNT TRUST

                              Government Bond Fund

                                Money Market Fund

         This prospectus provides you with the basic information you should know about the Individual Deferred Variable Annuity Contracts issued by the Nationwide Variable Account-6 before investing. You should read it and keep it for future reference. A Statement of Additional Information dated May 1, 1997 containing further information about the Contracts and the Nationwide Variable Account-6 has been filed with the Securities and Exchange Commission. You can obtain a copy without charge from Nationwide Life Insurance Company by calling the number listed above, or writing P.O. Box 182008, Columbus, Ohio 43216.

INVESTMENTS IN THESE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, AND ARE NOT GUARANTEED OR ENDORSED BY, THE ADVISER OF ANY OF THE UNDERLYING MUTUAL FUNDS IDENTIFIED ABOVE, THE U.S. GOVERNMENT, OR ANY BANK OR BANK AFFILIATE. INVESTMENTS ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENTAL AGENCY. ANY INVESTMENT IN THE CONTRACT INVOLVES CERTAIN INVESTMENT RISK WHICH MAY INCLUDE THE POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE STATEMENT OF ADDITIONAL INFORMATION, DATED MAY 1, 1997, IS INCORPORATED HEREIN BY REFERENCE. THE TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION APPEARS ON PAGE 34 OF THE PROSPECTUS.
                            --

                   THE DATE OF THIS PROSPECTUS IS MAY 1, 1997.

                                    3 of 88

                            GLOSSARY OF SPECIAL TERMS

ACCUMULATION UNIT- An accounting unit of measure used to calculate the Variable Account Contract Value prior to the Annuitization Date.


ANNIVERSARY VALUE - The Contract Value on a Contract Anniversary.


ANNUITANT- The person designated to receive annuity payments and upon whose continuation of life any annuity payments involving life contingencies depends. This person must be age 85 or younger at the time of Contract issuance unless the Company has approved a request for an Annuitant of greater age. The Annuitant may be changed prior to the Annuitization Date with the consent of the Company.

ANNUITIZATION DATE- The date the annuity payments actually commence at Annuitization.

ANNUITY COMMENCEMENT DATE- The date on which annuity payments are scheduled to commence. The Annuity Commencement Date is shown on the Data Page of the Contract, and is subject to change by the Contract Owner.

ANNUITY PAYMENT OPTION- The chosen form of annuity payments. Several options are available under the Contract.

ANNUITY UNIT- An accounting unit of measure used to calculate the value of Variable Annuity payments.

BENEFICIARY- The Beneficiary is the person designated to receive certain benefits under the Contract upon the death of the Annuitant prior to the Annuitization Date. The Beneficiary can be changed by the Contract Owner as set forth in the Contract.

CODE- The Internal Revenue Code of 1986, as amended.

COMPANY- Nationwide Life Insurance Company.

CONTINGENT ANNUITANT- The Contingent Annuitant may be the recipient of certain rights or benefits under this Contract when the Annuitant dies before the Annuitization Date. If a Contingent Annuitant is designated and the Annuitant dies before the Annuitization Date, the Contingent Annuitant becomes the Annuitant. A Contingent Annuitant may not be named for Contracts issued as Qualified Contracts, Individual Retirement Annuities, SEP IRAs, or Tax Sheltered Annuities.

CONTINGENT BENEFICIARY- The Contingent Beneficiary is the person designated to be the Beneficiary if the named Beneficiary is not living at the time of the death of the Annuitant.

CONTINGENT OWNER- A Contingent Owner succeeds to the rights of the Contract Owner upon the Contract Owner's death before Annuitization. For Contracts issued in the State of New York, references throughout this prospectus to "Contingent Owner" shall mean "Owner's Beneficiary." A Contingent Owner may not be named for Contracts issued as Qualified Contracts, Individual Retirement Annuities, SEP IRAs, or Tax Sheltered Annuities.

CONTRACT- The Individual Deferred Variable Annuity Contract described in this prospectus.

CONTRACT ANNIVERSARY- An anniversary of the Date of Issue of the Contract.

CONTRACT OWNER (OWNER)- The Contract Owner is the person who possesses all rights under the Contract, including the right to designate and change any designations of the Owner, Contingent Owner, Annuitant, Contingent Annuitant, Beneficiary, Contingent Beneficiary, Annuity Payment Option, and the Annuity Commencement Date. The Contract Owner is the person named as owner in the application unless changed.

CONTRACT VALUE- The sum of the value of all Variable Account Accumulation Units attributable to the Contract plus any amount held under the Contract in the Fixed Account.

CONTRACT YEAR- Each year the Contract remains in force commencing with the Date of Issue.

DATE OF ISSUE- The date shown as the Date of Issue on the Data Page of the Contract.

DEATH BENEFIT- The benefit is payable upon the death of the Annuitant or the Contingent Annuitant, if applicable. This benefit does not apply upon the death of the Contract Owner when the Owner and

                                    4 of 88

Annuitant are not the same person. If the Annuitant dies after the Annuitization Date, any benefit that may be payable shall be as specified in the Annuity Payment Option elected.

DISTRIBUTION- Any payment of part or all of the Contract Value.

ERISA- The Employee Retirement Income Security Act of 1974, as amended.

FIXED ACCOUNT- The Fixed Account is made up of all assets of the Company other than those in the Variable Account or any other segregated asset account of the Company.

FIXED ANNUITY- An annuity providing for payments which are guaranteed by the Company as to dollar amount during Annuitization.

HOME OFFICE- The main office of the Company located in Columbus, Ohio.

INDIVIDUAL RETIREMENT ANNUITY- An annuity contract which qualifies for favorable tax treatment under Section 408(b) of the Code.

INTEREST RATE GUARANTEE PERIOD- An Interest Rate Guarantee Period is the interval of time during which an interest rate credited to the Fixed Account is guaranteed to remain the same. For new Purchase Payments allocated to the Fixed Account or transfers from the Variable Account, this period begins upon the date of deposit or transfer and ends at the end of the calendar quarter at least one year (but not more than 15 months) from deposit or transfer. At the end of an Interest Rate Guarantee Period, a new interest rate is declared with an Interest Rate Guarantee Period starting at the end of the prior period and ending at the end of the calendar quarter one year later.

JOINT OWNER- The Joint Owner, if any, possesses an undivided interest in the entire Contract in conjunction with the Owner. If a Joint Owner is named, references to "Contract Owner", "Owner", or "Joint Owner" in this prospectus will apply to both the Owner and Joint Owner or either of them. Joint Owners must be spouses at the time Joint Ownership is requested. Joint Ownership may be selected only for a Non-Qualified Contract.

MUTUAL FUND (FUND)- A registered management investment company in which the assets of the Sub-Accounts of the Variable Account will be invested.

NON-QUALIFIED CONTRACT- A Contract which does not qualify for favorable tax treatment under the provisions of Sections 401 or 403(a) (Qualified Plans), 408
(IRAs) or 403(b) (Tax-Sheltered Annuities) of the Code.


PLAN PARTICIPANT- The Plan Participant is the person for whom contributions are being made to a Qualified Contract or a Tax Sheltered Annuity either through employer contributions and/or employee salary reduction contributions.


PURCHASE PAYMENT- A deposit of new value into the Contract. The term "Purchase Payment" does not include transfers between the Variable Account and Fixed Account, or among the Sub-Accounts.


QUALIFIED CONTRACT- A Contract issued to fund a Qualified Plan.


QUALIFIED PLANS- Retirement plans which receive favorable tax treatment under the provisions of Sections 401 or 403(a) of the Code.


SEP IRA- A retirement plan which receives favorable tax treatment under the provisions of Section 408(k) of the Code.


SUB-ACCOUNTS- Separate and distinct divisions of the Variable Account, to which specific underlying Mutual Fund shares are allocated and for which Accumulation Units and Annuity Units are separately maintained.

TAX SHELTERED ANNUITY- An annuity which qualifies for favorable tax treatment under Section 403(b) of the Code.

VALUATION DATE- Each day the New York Stock Exchange and the Company's Home Office are open for business or any other day during which there is a sufficient degree of trading of the Variable Account's underlying Mutual Fund shares that the current net asset value of its Accumulation Units might be materially affected.

VALUATION PERIOD- The period of time commencing at the close of a Valuation Date and ending at the close of business for the next succeeding Valuation Date.

                                    5 of 88

VARIABLE ACCOUNT- The Nationwide Variable Account-6, a separate investment account of the Company into which Variable Account Purchase Payments are allocated. The Variable Account is divided into Sub-Accounts, each of which invests in the shares of a separate underlying Mutual Fund.

VARIABLE ANNUITY- An annuity providing for payments which are not predetermined or guaranteed as to dollar amount and which vary in amount with the investment experience of the Variable Account.

                                    6 of 88

                                TABLE OF CONTENTS

                                                                                                                  PAGE
    GLOSSARY OF SPECIAL TERMS....................................................................................    2
    SUMMARY OF CONTRACT EXPENSES.................................................................................    2
    UNDERLYING MUTUAL FUND ANNUAL EXPENSES.......................................................................    7
    SYNOPSIS.....................................................................................................    9
    CONDENSED FINANCIAL INFORMATION..............................................................................  N/A
    NATIONWIDE LIFE INSURANCE COMPANY............................................................................   10
    THE VARIABLE ACCOUNT.........................................................................................   10
                Underlying Mutual Fund Options...................................................................   10
                Evergreen Variable Trust.........................................................................   10
                Nationwide Separate Account Trust................................................................   11
                Voting Rights....................................................................................   11
                Substitution of Securities.......................................................................   12
    VARIABLE ACCOUNT CHARGES, PURCHASE PAYMENTS, AND OTHER DEDUCTIONS............................................   12
                Expenses of the Variable Account.................................................................   12
                Mortality Risk Charge............................................................................   12
                Expense Risk Charge..............................................................................   12
                Administration Charge............................................................................   12
                Contingent Deferred Sales Charge ................................................................   13
                Waiver of the Contingent Deferred Sales Charge...................................................   13
                Premium Taxes....................................................................................   14
    OPERATION OF THE CONTRACT....................................................................................   14
                Investments of the Variable Account..............................................................   14
                Allocation of Purchase Payments and Contract Value...............................................   14
                Value of an Annuity Unit.........................................................................   15
                Value of a Variable Account Accumulation Unit....................................................   15
                Net Investment Factor............................................................................   15
                Valuation of Assets..............................................................................   16
                Determining the Contract Value...................................................................   16
                Right to Revoke..................................................................................   16
                Transfers........................................................................................   16
                Contract Ownership Provisions....................................................................   17
                Joint Ownership Provisions.......................................................................   17
                Contingent Ownership Provisions..................................................................   17
                Beneficiary Provisions...........................................................................   18
                Surrender (Redemption)...........................................................................   18
                Surrenders Under a Tax-Sheltered Annuity Contract................................................   19
                Loan Privilege...................................................................................   19
                Assignment.......................................................................................   20
                Contract Owner Services..........................................................................   21
                          Asset Rebalancing......................................................................   21
                          Dollar Cost Averaging..................................................................   21
                          Systematic Withdrawals.................................................................   21
    ANNUITY PAYMENT PERIOD, DEATH BENEFIT, AND OTHER DISTRIBUTIONS...............................................   22
                Annuity Commencement Date........................................................................   22
                Change in Annuity Commencement Date..............................................................   22
                Annuity Payment Period-Variable Account..........................................................   22
                Assumed Investment Rate..........................................................................   23
                Frequency and Amount of Annuity Payments.........................................................   23
                Change in Form of Annuity........................................................................   23
                Annuity Payment Options..........................................................................   23
                Death of Contract Owner Provisions-Non-Qualified Contracts.......................................   24
                Death of Annuitant Provisions-Non-Qualified Contracts............................................   24
                Death of the Owner/Annuitant Provisions..........................................................   24
                Death Benefit Payment Provisions.................................................................   24
                Required Distribution Provisions for Non-Qualified Contracts.....................................   25

                                    7 of 88

                Required Distribution For Tax Sheltered Annuities and Qualified Plans............................   25
                Required Distribution for Individual Retirement Annuities and SEP IRAs...........................   26
                Generation-Skipping Transfers....................................................................   27
    GENERAL INFORMATION..........................................................................................   27
                Contract Owner Inquiries.........................................................................   27
                Statements and Reports...........................................................................   27
                Advertising......................................................................................   28
    FEDERAL TAX CONSIDERATIONS...................................................................................   29
                Federal Income Taxes.............................................................................   29
                Non-Qualified Contracts-Natural Persons as Owners................................................   29
                Non-Qualified Contracts-Non-Natural Persons as Owners............................................   30
                Qualified Plans, Individual Retirement Annuities, SEP IRAs, and Tax Sheltered Annuities..........   31
                Withholding......................................................................................   31
                Non-Resident Aliens..............................................................................   31
                Federal Estate, Gift, and Generation Skipping Transfer Taxes.....................................   32
                Charge for Tax Provisions........................................................................   32
                Diversification..................................................................................   32
                Tax Changes......................................................................................   32
    LEGAL PROCEEDINGS............................................................................................   34
    TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION.....................................................   34
    APPENDIX ....................................................................................................   35

                                    8 of 88

                          SUMMARY OF CONTRACT EXPENSES

CONTRACT OWNER TRANSACTION EXPENSES

       Maximum Contingent Deferred Sales Charge1..........................  6  %
                                                                            ----
--------------------------------------------------------------------------------

               RANGE OF CONTINGENT DEFERRED SALES CHARGE OVER TIME


       Number of Completed Years from          Contingent Deferred Sales Load
          Date of Purchase Payment                       Percentage
                     0                                       6%
                     1                                       6%
                     2                                       5%
                     3                                       5%
                     4                                       4%
                     5                                       3%
                     6                                       2%
                     7                                       0%


--------------------------------------------------------------------------------

VARIABLE ACCOUNT ANNUAL EXPENSES

       Mortality and Expense Risk Charges................................  1.25%
       Administration Charge.............................................  0.15%
            Total Variable Account Annual Expenses.......................  1.40%


         (1)Each Contract Year, the Contract Owner may withdraw without a Contingent Deferred Sales Charge (CDSC), the greater of (a) an amount equal to 10% of the total sum of all Purchase Payments made to the Contract or (b) any amount withdrawn in order for the Contract to meet minimum distribution requirements under the Code. Withdrawals may be restricted for Contracts issued pursuant to the terms of a Tax Sheltered Annuity Plan or other Qualified Plan. This CDSC-free withdrawal privilege is non-cumulative; that is, free amounts not taken during any given Contract Year cannot be taken as free amounts in a subsequent Contract Year (see "Contingent Deferred Sales Charge" for additional waiver provisions).


                    UNDERLYING MUTUAL FUND ANNUAL EXPENSES(2)
         (as a percentage of underlying Mutual Fund average net assets)

--------------------------------------------------------------------------------------------------------------
                                                    Management                               Total Mutual
                                                       Fees            Other Expenses       Fund Expenses
--------------------------------------------------------------------------------------------------------------
Evergreen Variable Trust-Evergreen VA Foundation      0.82%                0.18%                1.00%
Fund
--------------------------------------------------------------------------------------------------------------
Evergreen Variable Trust-Evergreen VA Fund            0.95%                0.05%                1.00%
--------------------------------------------------------------------------------------------------------------
Evergreen Variable Trust-Evergreen VA Growth and      0.95%                0.05%                1.00%
Income Fund
--------------------------------------------------------------------------------------------------------------
Nationwide Separate Account Trust-Government          0.50%                0.01%                0.51%
Bond Fund
--------------------------------------------------------------------------------------------------------------
Nationwide Separate Account Trust-Money Market        0.50%                0.02%                0.52%
Fund
--------------------------------------------------------------------------------------------------------------

         (2)The Mutual Fund expenses shown above are assessed at the underlying Mutual Fund level and are not direct charges against separate account assets or reductions from Contract Values. These underlying Mutual Fund expenses are taken into consideration in computing each underlying Mutual Fund's net asset value, which is the share price used to calculate the unit values of the Variable Account. The management fees and other expenses, are more fully described in the prospectuses for each individual underlying Mutual Fund. The information relating to the underlying Mutual Fund expenses was provided by the underlying Mutual Fund and was not independently verified by the Company.

                                    9 of 88

                                     EXAMPLE

The following chart depicts the dollar amount of expenses that would be incurred under this Contract assuming a $1000 investment and 5% annual return. These dollar figures are illustrative only and should not be considered a representation of past or future expenses. Actual expenses may be greater or lesser than those shown below.

---------------------  --------------------------  ----------------------------  ----------------------------
                          If you surrender your    If you do not surrender your      If you annuitize your
                       Contract at the end of the   Contract at the end of the    Contract at the end of the
                         applicable time period       applicable time period        applicable time period
---------------------  --------------------------  ----------------------------  ----------------------------
                       1 Yr  3 Yrs  5 Yrs  10 Yrs   1 Yr   3 Yrs  5 Yrs  10 Yrs  1 Yr   3 Yrs  5 Yrs   10 Yrs
---------------------  ----  -----  -----  ------  ------ ------- ------ ------  ------ ------ ------- ------
Evergreen Variable      79    122    168    282      25     77      132    282     *      77     132     282
Trust-Evergreen VA
Foundation Fund
---------------------  ----  -----  -----  ------  ------ ------- ------ ------  ------ ------ ------- ------
Evergreen Variable      79    122    168    282      25     77      132    282     *      77     132     282
Trust-Evergreen VA
Fund
---------------------  ----  -----  -----  ------  ------ ------- ------ ------  ------ ------ ------- ------
Evergreen Variable      79    122    168    282      25     77      132    282     *      77     132     282
Trust-Evergreen VA
Growth and Income
Fund
---------------------  ----  -----  -----  ------  ------ ------- ------ ------  ------ ------ ------- ------
Nationwide Separate     74    107    142    230      20     62      106    230     *      62     106     230
Account
Trust-Government
Bond Fund
---------------------  ----  -----  -----  ------  ------ ------- ------ ------  ------ ------ ------- ------
Nationwide Separate     74    107    143    231      20     62      107    231     *      62     107     231
Account Trust-Money
Market Fund
---------------------  ----  -----  -----  ------  ------ ------- ------ ------  ------ ------ ------- ------

*The Contracts sold under this prospectus do not permit annuitizations during the first two Contract Years.

       The purpose of the Summary of Contract Expenses and Example is to assist the Contract Owner in understanding the various costs and expenses that will be borne directly or indirectly when investing in the Contract. The expenses of the Variable Account as well as those of the underlying Mutual Funds are reflected in the Example. For more complete descriptions of the expenses of the Variable Account, see "Variable Account Charges, Purchase Payments, and Other Deductions." For more complete information regarding expenses paid out of the assets of the underlying Mutual Fund options, see the underlying Mutual Fund prospectuses. Deductions for premium taxes may also apply but are not reflected in the Example shown above (see "Premium Taxes" provision).

                                    10 of 88

                                    SYNOPSIS


         The Individual Deferred Variable Annuity Contracts described in this prospectus are designed for use in connection with the following types of
Contracts: (1) Non-Qualified, (2) Individual Retirement Annuities, (3) Tax Sheltered Annuities, (4) SEP IRAs, and (5) Qualified.


         The Company does not deduct a sales charge from Purchase Payments made for these Contracts. However, if any part of the Contract Value of such Contracts is surrendered, the Company will, with certain exceptions, deduct from the Contract Owner's Contract Value a Contingent Deferred Sales Charge not to exceed 6% of the lesser of the total of all Purchase Payments made within 84 months prior to the date of the request to surrender or the amount surrendered. This charge, when applicable, is imposed to permit the Company to recover sales expenses which have been advanced by the Company (see "Contingent Deferred Sales Charge").

         The Company will also assess an Administration Charge equal to an annual rate of 0.15% of the daily net asset value of the Variable Account. This charge is to reimburse the Company for administrative expenses related to the issue and maintenance of the Contracts. The Company does not expect to recover from this charge an amount in excess of accumulated administrative expenses (see "Administration Charge").

         The Company deducts a Mortality Risk Charge equal to an annual rate of 0.80% of the daily net asset value of the Variable Account for mortality risk assumed by the Company (see "Mortality Risk Charge").

         The Company deducts an Expense Risk Charge equal to an annual rate of 0.45% of the daily net asset value of the Variable Account as compensation for the Company's risk in undertaking not to increase administrative charges on the Contracts regardless of the actual administrative costs (see "Expense Risk Charge").


         For Non-Qualified Contracts, Individual Retirement Annuities and SEP IRAs, the initial Purchase Payment must be at least $1000 and subsequent Purchase Payments must be at least $50. However, if periodic payments are expected by the Company, this initial first year minimum may be satisfied by Purchase Payments made on an annualized basis. The cumulative total of all Purchase Payments under this Contract and any other contract issued by the Company may not exceed $1,000,000 issued on the life of any one Annuitant without the prior written consent of the Company (see "Allocation of Purchase Payments and Contract Value").


         Upon Annuitization, the selected Annuity Payment Option will begin (see "Annuity Payment Option"). However, if the net amount to be applied to any Annuity Payment Option at the Annuitization Date is less than $5000, the Company has the right to pay such amount in one lump sum. If any annuity payment would be less than $50, the Company shall have the right to change the frequency of payments to such intervals as will result in payments of at least $50. In no event, however, will annuity payments be made less frequently than annually (see "Frequency and Amount of Annuity Payments").

         Premium taxes payable to any governmental entity will be charged against the Contracts. If any such premium taxes are payable by the Company at the time Purchase Payments are made, an equal premium tax deduction may be made from the Contract prior to the allocation of any Purchase Payment to any underlying Mutual Fund option (see "Premium Taxes").

         To be sure that the Contract Owner is satisfied with the Contract, the Contract Owner has a ten day free look. Within ten days of the day the Contract is received, it may be returned to the Home Office of the Company, at the address shown on page 1 of this prospectus. If a Contract is returned to the Company in a timely manner, the Company will void the Contract and refund the Contract Value in full unless otherwise required by state and/or federal law. State and/or federal law may provide additional free look privileges. All Individual Retirement Annuities refunds will be return of Purchase Payments (see "Right to Revoke").

                                    11 of 88

                        NATIONWIDE LIFE INSURANCE COMPANY

         The Company is a stock life insurance company organized under the laws of the State of Ohio in March, 1929. The Company is a member of the "Nationwide Insurance Enterprise" with its Home Office at One Nationwide Plaza, Columbus, Ohio 43215. The Company offers a complete line of life insurance, including annuities and accident and health insurance. It is admitted to do business in all states, the District of Columbia, and Puerto Rico.

                              THE VARIABLE ACCOUNT

         The Variable Account was established by the Company on February 2, 1994, pursuant to the provisions of Ohio law. The Company has caused the Variable Account to be registered with the Securities and Exchange Commission as a Unit Investment Trust pursuant to the provisions of the Investment Company Act of 1940. Such registration does not involve supervision of the management of the Variable Account or the Company by the Securities and Exchange Commission.

         The Variable Account is a separate investment account of the Company and as such, is not chargeable with liabilities arising out of any other business the Company may conduct. The Company does not guarantee the investment performance of the Variable Account. Obligations under the Contracts, however, are obligations of the Company. Income, gains and losses, whether or not realized, from the assets of the Variable Account are, in accordance with the Contracts, credited to or charged against the Variable Account without regard to other income, gains, or losses of the Company.

         Purchase Payments are allocated within the Variable Account among one or more Sub-Accounts made up of shares in the underlying Mutual Fund option(s) designated by the Contract Owner. A separate Sub-Account is established within the Variable Account for each underlying Mutual Fund option that may be designated by the Contract Owner.

UNDERLYING MUTUAL FUND OPTIONS


         Contract Owners may choose from among a number of different Sub-Account options. More detailed information may be found in the current prospectus for each underlying Mutual Fund offered. Such a prospectus for the underlying Mutual Fund option(s) should be read in conjunction with this prospectus. A copy of each prospectus may be obtained without charge from Nationwide Life Insurance Company by calling 1-800-240-5054, TDD 1-800-238-3035 or writing P.O. Box 182008, Columbus, Ohio 43216.


         The underlying Mutual Fund options may also be available to registered separate accounts offering variable annuity and variable life products of other participating insurance companies, as well as to the Variable Account and other separate accounts of the Company. Although the Company does not anticipate any disadvantages to this, there is a possibility that a material conflict may arise between the interest of the Variable Account and one or more of the other separate accounts participating in the underlying Mutual Funds. A conflict may occur due to a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of the Contract Owners and those of other companies, or some other reason. In the event of conflict, the Company will take any steps necessary to protect the Contract Owners and variable annuity payees, including withdrawal of the Variable Account from participation in the underlying Mutual Fund or Mutual Funds which are involved in the conflict. Contract Owners may choose from among the following underlying Mutual Fund options under the Contracts.

EVERGREEN VARIABLE TRUST

         The Evergreen Variable Trust ("Trust") is an open-end management investment company. The Trust is designed to provide investors with a selection of investment alternatives which seek to provide capital growth, income and diversification through its three investment series (the "Funds"). Shares of the Funds are sold to separate accounts funding variable annuity contracts and variable life insurance policies issued by life insurance companies. Evergreen Asset Management Corp. (the "Adviser"), a wholly-owned subsidiary of First Union Corporation, serves as investment adviser to the Funds.

                                    12 of 88

       -EVERGREEN VA FOUNDATION FUND

       Investment Objective: Seeks, in order of priority, reasonable income, conservation of capital and capital appreciation by investing principally in income-producing common and preferred stocks, securities convertible into or exchangeable for common stocks and fixed income securities. The Fund's common stock investments will include those which (at the time of purchase) pay dividends and in the view of the Adviser have potential for capital enhancement. The Fund may also invest up to 25% of its assets in foreign securities. While income will be a factor in the selection of equity securities, the Adviser will attempt to identify securities that offer potential for long term capital appreciation, but that do not exhibit any speculative characteristics.

       -EVERGREEN VA FUND

       Investment Objective: Seeks to achieve capital appreciation by primarily investing in common stock and securities convertible into or exchangeable for common stock of little-known or relatively small companies, or companies undergoing changes which the Adviser believes will have favorable consequences. Income will not be a factor in the selection of portfolio investments.

       -EVERGREEN VA GROWTH AND INCOME FUND

       Investment Objective: Seeks to achieve a return composed of capital appreciation in the value of its shares and current income. The Fund will attempt to meet its objective by investing primarily in common stock and securities convertible into or exchangeable for common stock of companies which are undervalued in the market place relative to those companies' assets, breakup value, earnings, or potential growth earnings. These companies are often found among those which have had a record of financial success but are currently in disfavor in the market place for reasons the Adviser perceives as temporary or erroneous. The Fund may invest up to 25% of its assets in foreign securities, as well as invest up to 5% of its total assets in debt securities which are rated below investment grade, commonly known as "junk bonds." There can be no assurance that the Fund's investment objective will be achieved.


NATIONWIDE SEPARATE ACCOUNT TRUST

         Nationwide Separate Account Trust (the "Trust") is a diversified open-end management investment company created under the laws of Massachusetts. The Trust offers shares in the separate Mutual Funds listed below, each with its own investment objectives. Currently, shares of the Trust will be sold only to life insurance company separate accounts to fund the benefits under variable life insurance policies or variable annuity contracts issued by life insurance companies. The assets of the Trust are managed by Nationwide Advisory Services, Inc. of One Nationwide Plaza, Columbus, Ohio 43215, a wholly-owned subsidiary of Nationwide Life Insurance Company.

        -GOVERNMENT BOND FUND

         Investment Objective: To provide as high a level of income as is consistent with the preservation of capital. It seeks to achieve its objective by investing in a diversified portfolio of securities issued or backed by the U.S. Government, its agencies or instrumentalities.

        -MONEY MARKET FUND

         Investment Objective: To seek as high a level of current income as is considered consistent with the preservation of capital and liquidity by investing primarily in money market instruments.

VOTING RIGHTS

         Voting rights under the Contracts apply ONLY with respect to Purchase Payments or accumulated amounts allocated to the Variable Account.

         In accordance with its view of present applicable law, the Company will vote the shares of the underlying Mutual Funds held in the Variable Account at regular and special meetings of the shareholders of the underlying Mutual Funds. These shares will be voted in accordance with instructions received from Contract Owners who have an interest in the Variable Account. If the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result

                                    13 of 88
the Company determines that it is permitted to vote the shares of the underlying Mutual Funds in its own right, it may elect to do so.

         The Contract Owner shall be the person who has the voting interest under the Contract. The number of underlying Mutual Fund shares attributable to each Contract Owner is determined by dividing the Contract Owner's interest in each respective Sub-Account of the Variable Account by the net asset value of the underlying Mutual Fund corresponding to the Sub-Account. The number of shares which a person has the right to vote will be determined as of the date to be chosen by the Company not more than 90 days prior to the meeting of the underlying Mutual Fund. Each person having a voting interest will receive periodic reports relating to the underlying Mutual Fund, proxy material and a form with which to give such voting instructions.

         Voting instructions will be solicited by written communication at least 21 days prior to such meeting. Underlying Mutual Fund shares held in the Variable Account as to which no timely instructions are received will be voted by the Company in the same proportion as the voting instructions which are received with respect to all Contracts participating in the Variable Account.

SUBSTITUTION OF SECURITIES

         If the shares of the underlying Mutual Funds described in this prospectus should no longer be available for investment by the Variable Account or if, in the judgment of the Company's management, further investment in such underlying Mutual Fund shares should become inappropriate, the Company may eliminate Sub-Accounts, combine two or more Sub-Accounts or substitute one or more underlying Mutual Funds for other underlying Mutual Fund shares already purchased or to be purchased in the future by Purchase Payments under the Contract. No substitution of securities in the Variable Account may take place without prior approval of the Securities and Exchange Commission, under such requirements as it may impose

        VARIABLE ACCOUNT CHARGES, PURCHASE PAYMENTS, AND OTHER DEDUCTIONS

EXPENSES OF VARIABLE ACCOUNT

         The Variable Account is responsible for the following types of expenses: (1) administrative expenses relating to the issuance and maintenance of the Contracts; (2) the mortality risk charges associated with guaranteeing the annuity purchase rates at issue for the life of the Contracts; and (3) charges associated with guaranteeing that the Mortality Risk, Expense Risk, and Administration Charges described in this prospectus will not be changed regardless of actual expenses. If these charges are insufficient to cover these expenses, the loss will be borne by the Company. Deductions from and expenses paid out of the assets of the underlying Mutual Funds are described in each underlying Mutual Fund's prospectus.

MORTALITY RISK CHARGE

         The Company assumes a "mortality risk" by virtue of annuity rates incorporated into the Contract which cannot be changed regardless of the death rates of persons receiving annuity payments or of the general population.

         For assuming this mortality risk, the Company deducts a Mortality Risk Charge from the Variable Account. This amount is computed on a daily basis and is equal to an annual rate of 0.80% of the daily net asset value of the Variable Account. The Company expects to generate a profit through assessing this charge.

EXPENSE RISK CHARGE

         The Company will not increase charges for administration of the Contracts regardless of its actual expenses. For assuming this expense risk, the Company deducts an Expense Risk Charge from the Variable Account. This amount is computed on a daily basis and is equal to an annual rate of 0.45% of the daily net asset value of the Variable Account. The Company expects to generate a profit through assessing this charge.

ADMINISTRATION CHARGE

         The Company assesses an Administration Charge equal on an annual basis to 0.15% of the daily net asset value of the Variable Account. The Administration Charge is designed only to reimburse the Company for administrative expenses related to the issuance and maintenance of the Contract. The Company will monitor this charge to ensure that it does not exceed annual administration expenses.

                                    14 of 88

CONTINGENT DEFERRED SALES CHARGE

         No deduction for a sales charge is made from the Purchase Payments for these Contracts. However, if any part of the Contract Value of such Contracts is surrendered, the Company will, with certain exceptions, deduct a Contingent Deferred Sales Charge not to exceed 6% of the lesser of the total of all Purchase Payments made within 84 months prior to the date of the request to surrender, or the amount surrendered. The Contingent Deferred Sales Charge, when it is applicable, will be used to cover expenses relating to the sale of the Contracts, including commissions paid to sales personnel, the costs of preparation of sales literature and other promotional activity. The Company attempts to recover its distribution costs relating to the sale of the Contracts from the Contingent Deferred Sales Charge. Any shortfall will be made up from the General Account of the Company, which may indirectly include portions of the Mortality and Expense Risk Charges, since the Company expects to generate a profit from these charges. The maximum amount that may be paid to a selling agent on the sale of these Contracts is 6.55% of Purchase Payments. In addition to commissions paid by the Company, additional forms of compensation or incentives may be paid to sales agents by the broker-dealer firm with which they are associated. Such incentives, which may be conditioned on a specified number of Contracts sold, may include payment for attendance at seminars, lunches, dinners, sporting events, or theater performances; or payment for travel, lodging and entertainment expenses incurred in connection with travel by sales agents and their immediate family members to urban or resort locations within or outside the United States. Sales agents may elect to receive cash incentives of equivalent amounts in lieu of such payments.


         The Contingent Deferred Sales Charge is calculated by multiplying the applicable Contingent Deferred Sales Charge percentages noted below by the Purchase Payments that are surrendered. For purposes of calculating the Contingent Deferred Sales Charge, surrenders are considered to come first from the oldest Purchase Payment made to the Contract, then the next oldest Purchase Payment and so forth, with any earnings attributable to such Purchase Payments considered only after all Purchase Payments made to the Contract have been considered. For tax purposes, a surrender is usually treated as a withdrawal of earnings first.

  THE CONTINGENT DEFERRED SALES CHARGE APPLIES TO PURCHASE PAYMENTS AS FOLLOWS:



    NUMBER OF COMPLETED          CONTINGENT DEFERRED         NUMBER OF COMPLETED         CONTINGENT DEFERRED
     YEARS FROM DATE OF             SALES CHARGE             YEARS FROM DATE OF             SALES CHARGE
      PURCHASE PAYMENT               PERCENTAGE               PURCHASE PAYMENT               PERCENTAGE
      ----------------               ----------               ----------------               ----------
             0                           6%                           4                          4%
             1                           6%                           5                          3%
             2                           5%                           6                          2%
             3                           5%                           7                          0%


WAIVER OF THE CONTINGENT DEFERRED SALES CHARGE


         During each Contract Year, the Contract Owner may withdraw, without a Contingent Deferred Sales Charge (CDSC), the greater of: (a) a total amount equal to 10% of the sum of all Purchase Payments made to the Contract or (b) any amount withdrawn from the Contract to meet minimum distribution requirements under the Code. This CDSC-free withdrawal privilege is non-cumulative; that is, free amounts not taken during any given Contract Year cannot be taken as free amounts in a subsequent Contract Year.


         In addition, no Contingent Deferred Sales Charge will be deducted: (1) upon the Annuitization of Contracts which have been in force for at least two years, (2) upon payment of a death benefit pursuant to the death of the Annuitant, or (3) from any values which have been held under a Contract for at least 84 months.

         No Contingent Deferred Sales Charge applies upon the transfer of value among the Sub-Accounts or between the Fixed Account and the Variable Account. When a Contract described in this prospectus is exchanged for another Contract issued by the Company or any of its affiliated insurance companies, of the type and class which the Company determined is eligible for such exchange, the Company may waive the Contingent Deferred Sales Charge on the first Contract. A Contingent Deferred Sales Charge may apply to the contract received in the exchange.

                                    15 of 88

         When a Contract is held by a Charitable Remainder Trust, the amount which may be withdrawn from this Contract without application of a Contingent Deferred Sales Charge, shall be the larger of (a) or (b), where (a) is the amount which would otherwise be available for withdrawal without application of a Contingent Deferred Sales Charge; and where (b) is the difference between the total Purchase Payments made to the Contract as of the date of the withdrawal (reduced by previous withdrawals of such Purchase Payments), and the Contract Value at the close of the day prior to the date of the withdrawal.


         For Tax Sheltered Annuity Contracts, Qualified Contracts and SEP IRAs, the Contingent Deferred Sales Charge will be waived when:

         A. the Plan Participant experiences a case of hardship (as provided in Code Section 403(b) and as defined for purposes of Code Section 401(k));

         B. the Plan Participant becomes disabled (within the meaning of Code Section 72(m)(7));

         C. the Plan Participant attains age 59 1/2 and has participated in the Contract for at least 5 years, as determined on the Contract Anniversary date immediately preceding the Distribution.

         D. the Plan Participant has participated in the Contract for at least 15 years as determined on the Contract Anniversary date immediately preceding the Distribution.

         E.       the Plan Participant dies; or

         F. the Contract annuitizes more than 2 years after the Date of Issue

         The Contract Owner may be subject to income tax on all or a portion of any such withdrawals and to a tax penalty if the Contract Owner takes withdrawals prior to age 59 1/2 (see "Non-Qualified Contracts").


PREMIUM TAXES

         The Company will charge against the Contract Value the amount of any premium taxes levied by a state or any other governmental entity upon Purchase Payments received by the Company. Premium taxes currently imposed by certain jurisdictions range from 0% to 3.5%. This range is subject to change. The method used to recoup premium tax expense will be determined by the Company at its sole discretion and in compliance with applicable state law. The Company currently deducts such charges from a Contract Owner's Contract Value either: (1) at the time the Contract is surrendered, (2) at Annuitization, or (3) at such earlier date as the Company may become subject to such taxes.

                            OPERATION OF THE CONTRACT

INVESTMENTS OF THE VARIABLE ACCOUNT

         At the time of application, each Contract Owner elects to have Purchase Payments attributable to his or her participation in the Variable Account allocated among one or more of the Sub-Accounts which consist of shares in the underlying Mutual Funds. Shares of the respective underlying Mutual Funds specified by the Contract Owner are purchased at net asset value for the respective Sub-Account(s) and converted into Accumulation Units. At the time of application, the Contract Owner designates the underlying Mutual Funds to which he or she desires to have Purchase Payments allocated. The Contract Owner may change the election as to allocation of Purchase Payments or may elect to exchange amounts among the Sub-Account options pursuant to such terms and conditions applicable to such transactions as may be imposed by each of the underlying Mutual Funds, in addition to those set forth in the Contracts.

ALLOCATION OF PURCHASE PAYMENTS AND CONTRACT VALUE

         Purchase Payments are allocated to one or more Sub-Accounts within the Variable Account, in accordance with the designation of the underlying Mutual Funds by the Contract Owner, and converted into Accumulation Units.


         For Non-Qualified Plans, Individual Retirement Annuities and SEP IRAs, the initial Purchase Payment must be at least $1,000. Subsequent Purchase Payments, must be at least $50. However, if periodic payments are expected by the Company, this initial first year minimum may be satisfied by Purchase Payments made on an annualized basis. The Company reserves the right to lower the subsequent Purchase Payment $50

                                    16 of 88
minimum for certain employer sponsored programs. The cumulative total of all Purchase Payments under Contracts issued by the Company on the life of any one Annuitant may not exceed $1,000,000 without prior written consent of the Company.


         The initial Purchase Payment allocated to designated Sub-Accounts of the Variable Account will be priced no later than 2 business days after receipt of an order to purchase, if the application and all information necessary for processing the purchase order are complete. The Company may, however, retain the Purchase Payment for up to 5 business days while attempting to complete an incomplete application. If the application cannot be made complete within 5 days, the prospective purchaser will be informed of the reasons for the delay and the Purchase Payment will be returned immediately unless the prospective purchaser specifically consents to the Company retaining the Purchase Payment until the application is made complete. Thereafter, subsequent Purchase Payments will be priced on the basis of the Accumulation Unit Value next completed for the appropriate Sub-Account after the additional Purchase Payment is received.

         Purchase Payments will not be priced on the following nationally recognized holidays: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas.


VALUE OF AN ANNUITY UNIT


         The value of an Annuity Unit was arbitrarily set initially at $10 when the first underlying Mutual Fund shares were purchased. The value of an Annuity Unit for a Sub-Account for any subsequent Valuation Period is determined by multiplying the Annuity Unit Value for the immediately preceding Valuation Period by the Net Investment Factor for the Valuation Period for which the Annuity Unit Value is being calculated, and multiplying the result by an interest factor to neutralize the assumed investment rate of 3.5% per annum (see "Net Investment Factor").

VALUE OF A VARIABLE ACCOUNT ACCUMULATION UNIT

The value of a Variable Account Accumulation Unit for each Sub-Account was arbitrarily set initially at $10 when the underlying Mutual Fund shares in that Sub-Account were available for purchase. The value for any subsequent Valuation Period is determined by multiplying the Accumulation Unit value for each Sub-Account for the immediately preceding Valuation Period by the Net Investment Factor for the Sub-Account during the subsequent Valuation Period. The value of an Accumulation Unit may increase or decrease from Valuation Period to Valuation Period. The number of Accumulation Units will not change as a result of investment experience.

NET INVESTMENT FACTOR

         The Net Investment Factor for any Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result where:

(a)      is the net of:

     (1) the net asset value per share of the underlying Mutual Fund held in the Sub-Account determined at the end of the current Valuation Period, plus

     (2) the per share amount of any dividend or capital gain Distributions made by the underlying Mutual Fund held in the Sub-Account if the "ex-dividend" date occurs during the current Valuation Period.

(b)      is the net of:

     (1) the net asset value per share of the underlying Mutual Fund held in the Sub-Account determined at the end of the immediately preceding Valuation Period, plus or minus

     (2) the per share charge or credit, if any, for any taxes reserved for in the immediately preceding Valuation Period (see "Charge For Tax Provisions").

                                    17 of 88

(c) is a factor representing the daily Mortality Risk Charge, Expense Risk Charge and Administration Charge deducted from the Variable Account. Such factor is equal to an annual rate of 1.40% of the daily net asset value of the Variable Account.

         For underlying Mutual Funds that credit dividends on a daily basis and pay such dividends once a month (the Nationwide Separate Account Trust - Money Market Fund), the Net Investment Factor allows for the monthly reinvestment of these daily dividends.

         The Net Investment Factor may be greater or less than one; therefore, the value of an Accumulation Unit may increase or decrease. It should be noted that changes in the Net Investment Factor may not be directly proportional to changes in the net asset value of underlying Mutual Fund shares, because of the deduction for Mortality Risk Charge, Expense Risk Charge and Administration Charge.

VALUATION OF ASSETS

         Underlying Mutual Fund shares in the Variable Account will be valued at their net asset value.


DETERMINING THE CONTRACT VALUE

         The sum of the value of all Variable Account Accumulation Units attributable to the Contract and amounts credited to the Fixed Account is the Contract Value. The number of Accumulation Units credited per each Sub-Account is determined by dividing the net amount allocated to the Sub-Account by the Accumulation Unit Value for the Sub-Account for the Valuation Period during which the Purchase Payment is received by the Company. If part or all of the Contract Value is surrendered or charges or deductions are made against the Contract Value, an appropriate number of Accumulation Units from the Variable Account and an appropriate amount from the Fixed Account will be deducted in the same proportion that the Contract Owner's interest in the Variable Account and the Fixed Account bears to the total Contract Value.

RIGHT TO REVOKE

         Unless otherwise required by state and/or federal law, the Contract Owner may revoke the Contract at any time between the Date of Issue and the date 10 days after receipt of the Contract and receive a refund of the Contract Value. All Individual Retirement Annuity refunds will be a return of Purchase Payments. In order to revoke the Contract, it must be mailed or delivered to the Home Office of the Company at the mailing address shown on page 1 of this prospectus. Mailing or delivery must occur on or before 10 days after receipt of the Contract for revocation to be effective. In order to revoke the Contract, if it has not been received, written notice must be mailed or delivered to the Home Office of the Company at the mailing address shown on page 1 of this prospectus.

         The liability of the Variable Account under this provision is limited to the Contract Value in each Sub-Account on the date of revocation. Any additional amounts refunded to the Contract Owner will be paid by the Company.


TRANSFERS

         Transfers must be made prior to the Annuitization Date. The Contract Owner may request a transfer up to 100% of the Variable Account Contract Value from the Variable Account to the Fixed Account, without penalty or adjustment. However, the Company reserves the right to restrict transfers from the Variable Account to the Fixed Account to 10% of the Variable Account Contract Value for any 12 month period. The Company reserves the right to refuse transfers or Purchase Payments into the Fixed Account if the Fixed Account is greater than or equal to 30% of the Contract Value. All amounts transferred to the Fixed Account must remain on deposit in the Fixed Account until the expiration of the Interest Rate Guarantee Period. Transfers from the Fixed Account may not be made prior to the end of the then current Interest Rate Guarantee Period. The Interest Rate Guarantee Period for any amount allocated to the Fixed Account expires on the final day of a calendar quarter during which the one year anniversary of the allocation of the Fixed Account occurs. For all transfers involving the Variable Account, the Contract Owner's value in each Sub-Account will be determined as of the date the transfer request is received in the Home Office in good order.


         The Contract Owner may at the maturity of an Interest Rate Guarantee Period, transfer a portion of the value of the Fixed Account to the Variable Account. The amount that may be transferred from the Fixed Account to the Variable Account will be determined by the Company, at its sole discretion, but will not be less

                                    18 of 88
than 10% of the total value of the portion of the Fixed Account that is maturing. The amount that may be transferred from the Fixed Account will be declared upon the expiration date of the then current Interest Rate Guarantee Period. Transfers from the Fixed Account must be made within 45 days after the expiration date of the Interest Rate Guarantee Period. Contract Owners who have entered into a Dollar Cost Averaging agreement with the Company (see "Dollar Cost Averaging") may transfer from the Fixed Account to the Variable Account under the terms of that agreement.


         Transfers may be made either in writing or, in states allowing such transfers, by telephone. This telephone exchange privilege is made available to Contract Owners automatically without the Owner's election. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures may include the following: requesting identifying information, such as name, contract number, Social Security Number, and/or personal identification number; tape recording all telephone transactions; providing written confirmation thereof to both the Contract Owner and any agent of record, at the last address of record; or such other procedures as the Company may deem reasonable. The Company will not be liable for following instructions communicated by telephone, or otherwise, which it reasonably believes to be genuine, including those instructions forwarded by third party representatives of the Contract Owner who are duly authorized to make transfers or exchanges on behalf of the Contract Owner. Any losses incurred pursuant to actions taken by the Company in reliance on telephone instructions reasonably believed to be genuine shall be borne by the Contract Owner. The Company may withdraw the telephone exchange privilege upon 30 days' written notice to Contract Owners.


CONTRACT OWNERSHIP PROVISIONS

         Unless otherwise provided, the Contract Owner has all rights under the Contract. IF THE PURCHASER NAMES SOMEONE OTHER THAN HIMSELF OR HERSELF AS OWNER, THE PURCHASER WILL HAVE NO RIGHTS UNDER THE CONTRACT. Prior to the Annuitization Date, the Contract Owner may name a new Contract Owner in Non-Qualified Contracts. Such change may be subject to state and federal gift taxes and may also result in federal income taxation. Any change of Contract Owner designation will automatically revoke any prior Contract Owner designation. Once proper notice of the change is received and recorded by the Company, the change will become effective as of the date the written request is signed. A change of Owner will not apply and will not be effective with respect to any payment made or action taken by the Company prior to the time that the change was received and recorded by the Company.

         Prior to the Annuitization Date, the Contract Owner may request a change in the Annuitant, the Contingent Annuitant, Contingent Owner, Beneficiary, or Contingent Beneficiary. Such a request must be made in writing on a form acceptable to the Company and must be signed by both the Contract Owner and the person to be named as Annuitant, Contingent Annuitant, or Contingent Owner, as applicable. Such request must be received by the Company at its Home Office prior to the Annuitization Date. Any such change is subject to underwriting and approval by the Company. If the Contract Owner is not a natural person and there is a change of the Annuitant, such change shall be treated as the death of a Contract Owner and Distributions shall be made as if the Contract Owner died at the time of such change.

         On and after the Annuitization Date, the Annuitant shall become the Contract Owner.

JOINT OWNERSHIP PROVISIONS

         Joint Owners must be spouses at the time joint ownership is requested. If a Joint Owner is named, the Joint Owner will possess an undivided interest in the Contract. Unless otherwise provided, the exercise of any ownership right in the Contract (including the right to surrender or partially surrender the Contract, to change the Contract Owner, the Contingent Owner, the Annuitant, the Contingent Annuitant, the Beneficiary, the Contingent Beneficiary, the Annuity Payment Option or the Annuitization Date) shall require a written request signed by both Joint Owners.

CONTINGENT OWNERSHIP PROVISIONS

         The Contingent Owner is the person who may receive certain benefits under the Contract if the Contract Owner, who is not the Annuitant, dies prior to the Annuitization Date and there is no surviving Joint Owner. If more than one Contingent Owner survives the Contract Owner, each will share equally unless otherwise specified in the Contingent Owner designation. If no Contingent Owner survives a Contract Owner and there is no surviving Joint Owner, all rights and interest of the Contingent Owner will vest in the Contract Owner's estate. If a Contract Owner, who is also the Annuitant, dies before the Annuitization Date and there is no surviving Joint Owner, then the

                                    19 of 88

Contingent Owner does not have any rights in the Contract; however, if the Contingent Owner is also the Beneficiary, the Contingent Owner will have all the rights of a beneficiary.

         Subject to the terms of any existing assignment, the Contract Owner may change the Contingent Owner prior to the Annuitization Date by written notice to the Company. The change, upon receipt and recording by the Company at its Home Office, will take effect as of the time the written notice was signed, whether or not the Contract Owner is living at the time of recording, but without further liability as to any payment or settlement made by the Company before receipt of such change.

BENEFICIARY PROVISIONS

         The Beneficiary is the person or persons who may receive certain benefits under the Contract in the event the Annuitant dies prior to the Annuitization Date. If more than one Beneficiary survives the Annuitant, each will share equally unless otherwise specified in the Beneficiary designation. If no Beneficiary survives the Annuitant, all rights and interest of the Beneficiary shall vest in the Contingent Beneficiary, and if more than one Contingent Beneficiary survives, each will share equally unless otherwise specified in the Contingent Beneficiary designation. If no Contingent Beneficiaries survive the Annuitant, all rights and interest of the Contingent Beneficiary will vest with the Contract Owner or the estate of the last surviving Contract Owner.


         Subject to the terms of any existing assignment, the Contract Owner may change the Beneficiary or Contingent Beneficiary during the lifetime of the Annuitant, by written notice to the Company. The change, upon receipt and recording by the Company at its Home Office, will take effect as of the time the written notice was signed, whether or not the Annuitant is living at the time of recording, but without further liability as to any payment or settlement made by the Company before receipt of such change.

SURRENDER (REDEMPTION)

         While the Contract is in force and prior to the earlier of the Annuitization Date or the death of the Annuitant, the Company will, upon proper written application by the Contract Owner deemed by the Company to be in good order, allow the Contract Owner to surrender a portion or all of the Contract Value. "Proper written application" means that the Contract Owner must request the surrender in writing and include the Contract. The Company may require that the signature(s) be guaranteed by a member firm of a major stock exchange or other depository institution qualified to give such a guaranty.

         The Company will, upon receipt of any such written request, surrender a number of Accumulation Units from the Variable Account and an amount from the Fixed Account necessary to equal the gross dollar amount requested, less any applicable Contingent Deferred Sales Charge (see "Contingent Deferred Sales Charge"). In the event of a partial surrender, the Company will, unless instructed to the contrary, surrender Accumulation Units from all Sub-Accounts, in which the Contract Owner has an interest, and the Fixed Account. The number of Accumulation Units surrendered from each Sub-Account and the amount surrendered from the Fixed Account will be in the same proportion that the Contract Owner's interest in the Sub-Accounts and Fixed Account bears to the total Contract Value.

         The Company will pay any funds applied for from the Variable Account within 7 days of receipt of such application in the Company's Home Office. However, the Company reserves the right to suspend or postpone the date of any payment of any benefit or values for any Valuation Period (1) when the New York Stock Exchange ("Exchange") is closed, (2) when trading on the Exchange is restricted, (3) when an emergency exists as a result of which disposal of securities held in the Variable Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable Account's net assets, or (4) during any other period when the Securities and Exchange Commission, by order, so permits for the protection of security holders, provided that applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the conditions prescribed in (2) and (3) exist. The Contract Value on surrender may be more or less than the total of Purchase Payments made by a Contract Owner, depending on the market value of the underlying Mutual Fund shares.

                                    20 of 88

SURRENDERS UNDER A TAX SHELTERED ANNUITY CONTRACT OR QUALIFIED CONTRACT

         Except as provided below, the Owner may surrender part or all of the Contract Value at any time this Contract is in force prior to the earlier of the Annuitization Date or the death of the Annuitant:

A. The surrender of Contract Value attributable to contributions made pursuant to a salary reduction agreement (within the meaning of Code
         Section 402(g)(3)(A) or (C)), or transfers from a Custodial Account described in Section 403(b)(7) of the Code, may be executed only:

         1. when the Contract Owner attains age 59 1/2, separates from service, dies, or becomes disabled (within the meaning of Code
                  Section 72(m)(7)); or

         2.       in the case of hardship (as defined for purposes of Code
                  Section 401(k)), provided that any surrender of Contract Value in the case of hardship may not include any income attributable to salary reduction contributions.

B.       The surrender limitations described in A. above also apply to:

         1. salary reduction contributions to Tax Sheltered Annuities made for plan years beginning after December 31, 1988;

         2. earnings credited to such contracts after the last plan year beginning before January 1, 1989, on amounts attributable to salary reduction contributions; and

         3. all amounts transferred from 403(b)(7) Custodial Accounts (except that earnings, and employer contributions as of December 31, 1988 in such Custodial Accounts may be withdrawn in the case of hardship).

C. Any Distribution other than the above, including exercise of a contractual ten-day free look provision (when available) may result in the immediate application of taxes and penalties and/or retroactive disqualification of a Qualified Plan Contract or Tax Sheltered Annuity.

         A premature Distribution may not be eligible for rollover treatment. To assist in preventing disqualification of a Tax Sheltered Annuity in the event of a ten-day free look, the Company will agree to transfer the proceeds to another contract which meets the requirements of Section 403(b) of the Code, upon proper direction by the Contract Owner. The foregoing is the Company's understanding of the withdrawal restrictions which are currently applicable under Section 401(k)(2)(B), Section 403(b)(11) and Revenue Ruling 90-24. Such restrictions are subject to legislative change and/or reinterpretation from time to time. Distributions pursuant to Qualified Domestic Relations Orders will not be considered to be a violation of the restrictions stated in this provision.

         The Contract surrender provisions may also be modified pursuant to the plan terms and Code tax provisions when the Contract is issued to fund a Qualified Plan.


LOAN PRIVILEGE

         Prior to the Annuitization Date, the Owner of a Tax Sheltered Annuity Contract or Qualified Contract may receive a loan from the Contract Value subject to the terms of the Contract, the Plan, and the Code, which may impose restrictions on loans.

         Loans from Tax Sheltered Annuities and Qualified Contracts are available beginning 30 days after the Date of Issue. The Contract Owner may borrow a minimum of $1,000. In non-ERISA plans, for Contract Values up to $20,000, the maximum loan balance which may be outstanding at any time is 80% of the Contract Value, but not more than $10,000. If the Contract Value is $20,000 or more, the maximum loan balance which may be outstanding at any time is 50% of the Contract Value, but not more than $50,000. For ERISA plans, the maximum loan balance which may be outstanding at any time is 50% of the Contract Value, but not more than $50,000. The $50,000 limit will be reduced by the highest loan balances owed during the prior one-year period. Additional loans are subject to the contract minimum amount. The aggregate of all loans may not exceed the Contract Value limitations stated in this provision.

         For salary reduction Tax Sheltered Annuities, loans may only be secured by the Contract Value. For loans from Qualified Contracts and other Tax Sheltered Annuities, the Company reserves the right to limit a loan to 50% of the Contract Value subject to the acceptance by the Contract Owner of the Company's loan

                                    21 of 88
agreement. Where permitted, the Company may require other named collateral where the loan from a Contract exceeds 50% of the Contract Value.

         All loans are made from a collateral fixed account. An amount equal to the principal amount of the loan will be transferred to the collateral fixed account. Unless instructed to the contrary by the Contract Owner, the Company will first transfer to the collateral fixed account the Variable Account units from the Contract Owner's investment options in proportion to the assets in each option until the required balance is reached or all such variable units are exhausted. The remaining required collateral will next be transferred from the Fixed Account. No withdrawal charges are deducted at the time of the loan, or on the transfer from the Variable Account to the collateral fixed account.

         Until the loan has been repaid in full, that portion of the collateral fixed account equal to the outstanding loan balance shall be credited with interest at a rate 2.25 percentage points less than the loan interest rate fixed by the Company for the term of the loan. However, the interest rate credited to the collateral fixed account will never be less than 3.0%. Specific loan terms are disclosed at the time of loan application or loan issuance.

         Loans must be repaid in substantially level payments, not less frequently than quarterly, within five years. Loans used to purchase the principal residence of the Contract Owner must be repaid within 15 years. During the loan term, the outstanding balance of the loan will continue to earn interest at an annual rate as specified in the loan agreement. Loan repayments will consist of principal and interest in amounts set forth in the loan agreement. Loan repayments will be allocated between the Fixed and Variable Accounts in the same proportion that existed when the loan was made.

         If the Contract is surrendered while the loan is outstanding, the surrender value will be reduced by the amount of the loan outstanding plus accrued interest. If the Contract Owner/Annuitant dies while the loan is outstanding, the Death Benefit will be reduced by the amount of the loan outstanding plus accrued interest. If annuity payments start while the loan is outstanding, the Contract Value will be reduced by the amount of the outstanding loan plus accrued interest. Until the loan is repaid, the Company reserves the right to restrict any transfer of the Contract which would otherwise qualify as a transfer as permitted in the Code.


         If a loan payment is not made when due, interest will continue to accrue. A grace period may be available under the terms of the loan agreement. If a loan payment is not made when due, or by the end of the applicable grace period, the entire loan will be treated as a deemed Distribution, may be taxable to the borrower, and may be subject to the early withdrawal tax penalty. Interest that subsequently accrues on defaulted amounts may also be treated as additional deemed Distributions each year. Any defaulted amounts, plus accrued interest, will be deducted from the Contract when the participant becomes eligible for a Distribution of at least that amount, and this amount may again be treated as a Distribution where required by law. Additional loans may not be available while a previous loan remains in default.


         Loans may also be subject to additional limitations or restrictions under the terms of the employer's plan. Loans permitted under this Contract may still be taxable in whole or part if the participant has additional loans from other plans or contracts. The Company will calculate the maximum nontaxable loan based on the information provided by the participant or the employer.

         Loan repayments must be identified as such or else they will be treated as Purchase Payments and will not be used to reduce the outstanding loan principal or interest due. The Company reserves the right to modify the loan's terms or procedures if there is a change in applicable law. The Company also reserves the right to assess a loan processing fee. Individual Retirement Annuities, SEP IRAs, and Non-Qualified Contracts are not eligible for loans.

ASSIGNMENT

          Where permitted, the Contract Owner may assign some or all rights under the Contract at any time during the lifetime of the Annuitant prior to the Annuitization Date. Such assignment will take effect upon receipt and recording by the Company at its Home Office of a written notice executed by the Contract Owner. The Company is not responsible for the validity or tax consequences of any assignment. The Company shall not be liable as to any payment or other settlement made by the Company before recording of the assignment. Where necessary for the proper administration of the terms of the Contract, an assignment will not be recorded until the Company has received sufficient direction from the Contract Owner and assignee as to the proper allocation of Contract rights under the assignment.

       If this Contract is a Non-Qualified Contract, any portion of the Contract Value which is pledged or assigned shall be treated as a Distribution and shall be included in gross income to the extent that the cash

                                    22 of 88
value exceeds the investment in the Contract for the taxable year in which assigned or pledged. In addition, any Contract Values assigned may, under certain conditions, be subject to a tax penalty equal to 10% of the amount which is included in gross income. All rights in this Contract are personal to the Contract Owner and may not be assigned without written consent of the Company. Assignment of the entire Contract Value may cause the portion of the Contract Value exceeding the total investment in the Contract and previously taxed amounts to be included in gross income for federal income tax purposes each year that the assignment is in effect. Individual Retirement Annuities, SEP IRAs, Tax Sheltered Annuities, and Qualified Contracts, may not be assigned, pledged or otherwise transferred except under such conditions as may be allowed by law.

CONTRACT OWNER SERVICES

         ASSET REBALANCING

         The Contract Owner may direct the automatic reallocation of Contract Values to the underlying Mutual Fund options on a predetermined percentage basis every three months or other frequency as authorized by the Company. If the last day of the period falls on a Saturday, Sunday, recognized holiday or any other day when the New York Stock Exchange is closed, the Asset Rebalancing exchange will occur on the next business day after that day. Asset Rebalancing will not affect future allocations of Purchase Payments. An Asset Rebalancing request must be in writing on a form provided by the Company. The Contract Owner may want to contact a financial adviser in order to discuss the use of Asset Rebalancing in his or her Contract.

         Contracts issued to a Tax Sheltered Annuity Plan or a Qualified Plan as defined by the Code may have superseding plan restrictions with regard to frequency of underlying Mutual Fund exchanges and underlying Mutual Fund options.

         The Company reserves the right to discontinue offering Asset Rebalancing upon 30 days' written notice; such discontinuation will not affect Asset Rebalancing programs which have already commenced. The Company also reserves the right to assess a processing fee for this service.

         DOLLAR COST AVERAGING


         If the Contract Value is $15,000 or more, the Contract Owner may direct the Company to automatically transfer a specified amount from the Money Market Fund Sub-Account or the Fixed Account to any other Sub-Account within the Variable Account on a monthly basis or as frequently as otherwise authorized by the Company. This service is intended to allow the Contract Owner to utilize Dollar Cost Averaging, a long-term investment program which provides for regular, level investments over time. The Company makes no guarantees that Dollar Cost Averaging will result in a profit or protect against loss in a declining market. The minimum monthly Dollar Cost Averaging transfer is $100. In addition, Dollar Cost Averaging monthly transfers from the Fixed Account must be equal to or less than 1/30th of the Fixed Account value when the Dollar Cost Averaging program is requested. Transfers out of the Fixed Account, other than for Dollar Cost Averaging, may be subject to certain additional restrictions (see "Transfers"). A written election of this service, on a form provided by the Company, must be completed by the Contract Owner in order to begin transfers. Once elected, transfers from the Money Market Fund Sub-Account, or the Fixed Account will be processed monthly or other approved frequency until either the value in the Money Market Fund Sub-Account, or the Fixed Account is completely depleted or the Contract Owner instructs the Company in writing to cancel the monthly transfers.


         The Company reserves the right to discontinue offering Dollar Cost Averaging upon written notice; such discontinuation will not affect Dollar Cost Averaging programs already commenced. The Company also reserves the right to assess a processing fee for this service.

         SYSTEMATIC WITHDRAWALS

         The Contract Owner may elect in writing on a form provided by the Company to take Systematic Withdrawals of a specified dollar amount (of at least $100) on a monthly, quarterly, semi-annual or annual basis. The Company will process the withdrawals as directed by surrendering on a pro-rata basis Accumulation Units from all of the Sub-Accounts in which the Contract Owner has an interest, and the Fixed Account. A Contingent Deferred Sales Charge may apply to Systematic Withdrawals in accordance with the considerations set forth in the "Contingent Deferred Sales Charge" section. Systematic Withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on Systematic

                                    23 of 8

Withdrawals if the Contract Owner is under age 59 1/2. Unless directed by the Contract Owner, the Company will withhold federal income taxes from each Systematic Withdrawal.


         An aged-based systematic withdrawal program will terminate automatically at the end of each Contract Year and may be reinstated only pursuant to a new request. Unless the Contract Owner has made an irrevocable election of distributions of substantially equal payments, the Systematic Withdrawals may be discontinued at any time by notifying the Company in writing.

         If the Contract Owner withdraws amounts pursuant to a Systematic Withdrawal program, then the Contract Owner may withdraw each Contract Year without a CDSC an amount up to the greater of (1) 10% of the total sum of all Purchase Payments made to the Contract at the time of withdrawal, (2) an amount withdrawn from any Individual Retirement Annuity, Tax Sheltered Annuity, SEP IRA, or Qualified Contract, in order to meet minimum distribution requirements or (3) the specified percentage of the Contract Value based on the Contract Owner's age, as shown in the following table:


            -------------------------------------------------------
               CONTRACT OWNER'S                   PERCENTAGE OF
                     AGE                          CONTRACT VALUE
            -------------------------------------------------------
            -------------------------------------------------------
                  Under 59-1/2                           5%
            -------------------------------------------------------
                59-1/2 to 70-1/2                         7%
            -------------------------------------------------------
                  70-1/2 to 75                           9%
            -------------------------------------------------------
                  75 and Over                            13%
            -------------------------------------------------------

         If the total amounts withdrawn in any Contract Year exceed the CDSC-free amount as calculated under the Systematic Withdrawal method described above, then such total withdrawn amounts will be eligible only for the 10% of Purchase Payment CDSC-free withdrawal privilege described in the "Contingent Deferred Sales Charge" section, and the total amount of CDSC charged during the Contract Year will be determined in accordance with that provision.

         The Contract Value and the Contract Owner's age for purposes of applying the CDSC-free withdrawal percentage described in this provision are determined as of the date the request for a Systematic Withdrawal program is received and recorded by the Company at its Home Office. (In the case of Joint Owners, the older Owner's age will be used.) The Contract Owner may make the election to take such CDSC-free amounts only once each Contract Year. Furthermore, this CDSC-free withdrawal privilege for Systematic Withdrawals is non-cumulative; that is, free amounts not taken during any given Contract Year cannot be taken as free amounts in a subsequent Contract Year.

         Systematic Withdrawals are not available prior to the expiration of the ten day free look provision of the Contract or of applicable state/federal provisions. The Company also reserves the right to assess a processing fee for this service.


         ANNUITY PAYMENT PERIOD, DEATH BENEFIT, AND OTHER DISTRIBUTIONS

ANNUITY COMMENCEMENT DATE

         The Contract Owner selects an Annuity Commencement Date at the time of application. Such date may be the first day of a calendar month or any other agreed upon date and must be at least 2 years after the Date of Issue. In the event the Contract is issued subject to the terms of a Tax Sheltered Annuity Plan or Qualified Plan, Annuitization may occur during the first two years subject to approval by the Company.

CHANGE IN ANNUITY COMMENCEMENT DATE

         If the Contract Owner requests in writing and the Company approves the request, the Annuity Commencement Date may be changed. The new date must comply with the Annuity Commencement Date provisions above.

ANNUITY PAYMENT PERIOD-VARIABLE ACCOUNT

         At the Annuitization Date, the Variable Account Contract Value is applied to the Annuity Payment Option elected and the amount of the first such payment made shall be determined in accordance with the Annuity Table in the Contract.

                                    24 of 88

         Subsequent Variable Annuity payments vary in amount in accordance with the investment performance of the Variable Account. The dollar amount of the first annuity payment determined above is divided by the value of an Annuity Unit as of the Annuitization Date to establish the number of Annuity Units representing each monthly annuity payment. This number of Annuity Units remains fixed during the annuity payment period. The dollar amount of the second and subsequent payments is not predetermined and may change from month to month. The dollar amount of each subsequent payment is determined by multiplying the fixed number of Annuity Units by the Annuity Unit Value for the Valuation Period in which the payment is due. The Company guarantees that the dollar amount of each payment after the first will not be affected by variations in mortality experience from mortality assumptions used to determine the first payment.


ASSUMED INVESTMENT RATE

         A 3.5% Assumed Investment Rate is built into the Annuity Tables contained in the Contracts. A higher assumption would mean a higher initial payment but more slowly rising or more rapidly falling subsequent payments. A lower assumption would have the opposite effect. If the actual investment rate is at the annual rate of 3.5%, the annuity payments will be level.

FREQUENCY AND AMOUNT OF ANNUITY PAYMENTS

         Annuity payments will be paid as monthly installments. However, if the net amount available to apply under any Annuity Payment Option is less than $5,000, the Company shall have the right to pay such amount in one lump sum in lieu of the payments otherwise provided for. In addition, if the payments provided for would be or become less than $50, the Company shall have the right to change the frequency of payments to such intervals as will result in payments of at least $50. In no event will the Company make payments under an annuity option less frequently than annually.

CHANGE IN FORM OF ANNUITY

         The Contract Owner may, upon prior written notice to the Company, at any time prior to the Annuitization Date, elect one of the Annuity Payment Options.

ANNUITY PAYMENT OPTIONS

     Any of the following Annuity Payment Options may be elected:

     Option 1-Life Annuity-An annuity payable periodically, but at least annually, during the lifetime of the Annuitant, ceasing with the last payment due prior to the death of the Annuitant. IT WOULD BE POSSIBLE UNDER THIS OPTION FOR THE ANNUITANT TO RECEIVE ONLY ONE ANNUITY PAYMENT IF HE OR SHE DIED BEFORE THE SECOND ANNUITY PAYMENT DATE, TWO ANNUITY PAYMENTS IF HE OR SHE DIED BEFORE THE THIRD ANNUITY PAYMENT DATE, AND SO ON.

     Option 2-Joint and Last Survivor Annuity-An annuity payable periodically, but at least annually, during the joint lifetimes of the Annuitant and designated second person and continuing thereafter during the lifetime of the survivor. AS IS THE CASE UNDER OPTION 1 ABOVE, THERE IS NO MINIMUM NUMBER OF PAYMENTS GUARANTEED UNDER THIS OPTION. PAYMENTS CEASE UPON THE DEATH OF THE LAST SURVIVING ANNUITANT REGARDLESS OF THE NUMBER OF PAYMENTS RECEIVED.

     Option 3-Life Annuity With 120 or 240 Monthly Payments Guaranteed-An annuity payable monthly during the lifetime of the Annuitant with the guarantee that if at the death of the Annuitant payments have been made for fewer than 120 or 240 months, as selected, payments will be made as follows:

         (1) If the Annuitant is the payee, any guaranteed annuity payments will be continued during the remainder of the selected period to such recipient as chosen by the Annuitant at the time the Annuity Payment Option was selected. In the alternative, the recipient may, at any time, elect to have the present value of the guaranteed number of annuity payments remaining paid in a lump sum as specified in section
         (2) below.

         (2) If someone other than the Annuitant is the payee, the present value, computed as of the date on which notice of death is received by the Company at its Home Office, of the guaranteed number of annuity payments remaining after receipt of such notice and to which the deceased would have been entitled had he or she not died, computed at the Assumed Investment Rate effective in determining the Annuity Tables, shall be paid in a lump sum.

                                    25 of 88

         Some of the stated Annuity Options may not be available in all states. The Contract Owner may request an alternative non-guaranteed option by giving notice in writing prior to Annuitization. If such a request is approved by the Company, it will be permitted under the Contract.


         If the Contract Owner of a Non-Qualified Contract fails to elect an Annuity Payment Option, no distribution will be made until an effective Annuity Payment Option has been elected. Individual Retirement Annuities Tax Sheltered Annuities, SEP IRAs and Qualified Plans are subject to the minimum Distribution requirements set forth in the Plan, Contract, or Code.

DEATH OF CONTRACT OWNER PROVISIONS - NON-QUALIFIED CONTRACTS

         For Non-Qualified Contracts, if the Contract Owner and the Annuitant are not the same person and such Contract Owner dies prior to the Annuitization Date, then the Joint Owner, if any, becomes the new Contract Owner. If there is no surviving Joint Owner, the Contingent Owner becomes the new Contract Owner. If there is no surviving Contingent Owner, the last surviving Contract Owner's estate becomes the Contract Owner. The entire interest in the Contract Value, less any applicable deductions (which may include a Contingent Deferred Sales Charge), must be distributed in accordance with the "Required Distribution Provisions- Non-Qualified Contracts" provisions.


DEATH OF THE ANNUITANT PROVISIONS - NON-QUALIFIED CONTRACTS


         If the Contract Owner and Annuitant are not the same person, and the Annuitant dies prior to the Annuitization Date, a Death Benefit will be payable to the Beneficiary, the Contingent Beneficiary, the Contract Owner, or the last surviving Contract Owner's estate, as specified in the "Beneficiary Provisions", unless there is a surviving Contingent Annuitant. In such case, the Contingent Annuitant becomes the Annuitant, and no Death Benefit is payable.


         The Beneficiary may elect to receive such Death Benefits in the form of: (1) a lump sum distribution; (2) election of an annuity payout; or (3) any distribution that is permitted under state and federal regulations and is acceptable by the Company. Such election must be received by the Company within 60 days of the Annuitant's death.

         If the Annuitant dies after the Annuitization Date, any benefit that may be payable shall be paid according to the Annuity Payment Option selected.

DEATH OF THE CONTRACT OWNER/ANNUITANT PROVISIONS

         If any Contract Owner and Annuitant are the same person, and such person dies before the Annuitization date, a Death Benefit will be payable to the Beneficiary, the Contingent Beneficiary, the Contract Owner, or the last surviving Contract Owner's estate, as specified in the Beneficiary Provisions and in accordance with the appropriate "Required Distributions Provisions."

         If the Annuitant dies after the Annuitization Date, any benefit that may be payable shall be paid according to the Annuity Payment Option selected.

DEATH BENEFIT PAYMENT PROVISIONS



         The value of the Death Benefit will be determined as of the Valuation Date coincident with or next following the date the Company receives in writing at the Home Office the following three items: (1) proper proof of the Annuitant's death; (2) an election specifying the distribution method; and (3) any applicable state required form(s).



         If the Annuitant dies prior to the Annuitization Date, the Death Benefit will be the greatest of the following: (1) the sum of all Purchase Payments made to the Contract less any amounts previously surrendered; (2) the Contract Value; or (3) the Maximum Anniversary Value. The Maximum Anniversary Value is equal to the greatest Anniversary Value attained from the following: As of the date proper proof of death is received by the Company, the Contract Value on each Contract Anniversary prior to the deceased Annuitant's attained age 81 reduced by the amount of all surrenders since that Contract Anniversary.


         If the Annuitant dies after the Annuitization Date, any payment that may be payable will be determined according to the selected Annuity Payment Option.

                                    26 of 88

REQUIRED DISTRIBUTION PROVISIONS FOR NON-QUALIFIED CONTRACTS

         Upon the death of any Owner, Contract Owner or Joint Owner (including an Annuitant or an Annuitant who becomes the Owner of the Contract on the Annuitization Date) (each of the foregoing "a deceased Owner"), certain distributions are required by Section 72(s) of the Code. Notwithstanding any provision of the Contract to the contrary, the following distributions shall be made in accordance with such requirements:

         1. If any deceased Owner died on or after the Annuitization Date and before the entire interest under the Contract has been distributed, then the remaining portion of such interest shall be distributed at least as rapidly as under the method of distribution in effect as of the date of such deceased Owner's death.

         2. If any deceased Owner died prior to the Annuitization Date, then the entire interest in the Contract (consisting of either the Death Benefit or the Contract Value reduced by certain changes as set forth elsewhere in the Contract) shall be distributed within 5 years of the death of the deceased Owner, provided however:

         (a) If any portion of such interest is payable to or for the benefit of a natural person who is a surviving Contract Owner, Contingent Owner, Joint Owner, Annuitant, Contingent Annuitant, Beneficiary, or Contingent Beneficiary as the case may be (each a "designated beneficiary"), such portion may, at the election of the designated beneficiary, be distributed over the life of such designated beneficiary, or over a period not extending beyond the life expectancy of such designated beneficiary, provided that payments begin within one year of the date of the deceased Owner's death (or such longer period as may be permitted by federal income tax regulations), and

         (b) If the designated beneficiary is the surviving spouse of the deceased Owner, such spouse may elect to become the Owner of this Contract, in lieu of a Death Benefit, and the distributions required under these distribution rules will be made upon the death of such spouse.

         In the event that this Contract is owned by a person that is not a natural person (e.g., a trust or corporation), then, for purposes of these distribution provisions, (i) the death of the Annuitant shall be treated as the death of any Owner, (ii) any change of the Annuitant shall be treated as the death of any Owner, and (iii) in either case the appropriate distribution required under these distribution rules shall be made upon such death or change, as the case may be. The Annuitant is the primary annuitant as defined in Section 72(s)(6)(B) of the Code.

         These distribution provisions shall not be applicable to any Contract that is not required to be subject to the provisions of 72(s) of the Code by reason of Section 72(s)(5) or any other law or rule (including Tax Sheltered Annuities, Individual Retirement Annuities, Qualified Plans and SEP IRAs).

         Upon the death of a "deceased Owner", the designated beneficiary must elect a method of distribution which complies with these above distribution provisions and which is acceptable to the Company. Such election must be received by the Company within 60 days of the deceased Owner's death.

REQUIRED DISTRIBUTION FOR TAX SHELTERED ANNUITIES AND QUALIFIED PLANS

         The entire interest of an Annuitant under a Tax Sheltered Annuity Contract or Qualified Contract will be distributed in a manner consistent with the Minimum Distribution and Incidental Benefit (MDIB) provisions of Section 401(a)(9) of the Code and applicable regulations, and will be paid, notwithstanding anything else contained herein, to the Contract Owner/Annuitant under the Annuity Payments Option selected, over a period not exceeding:

         a) the life of the Contract Owner/Annuitant or the lives of the Contract Owner/Annuitant and the Contract Owner/Annuitant's designated beneficiary under the Selected Annuity Payment Option; or

         b) a period not extending beyond the life expectancy of the Contract Owner/Annuitant or the life expectancy of the Contract Owner/Annuitant and the Contract Owner/Annuitant's designated beneficiary under the selected Annuity Payment Option,

         For Tax Sheltered Annuity Contracts, no distributions will be required from this Contract if distributions otherwise required from this Contract are being withdrawn from another Tax Sheltered Annuity, of the Annuitant.



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

         If the Contract Owner/Annuitant's entire interest in a Qualified Plan or Tax Sheltered Annuity is to be distributed in equal or substantially equal payments over a period described in (a) or (b), above, such payments will commence no later than (i) the first day of April following the calendar year in which the Contract Owner/Annuitant attains age 70 1/2 or (ii) when the Contract Owner retires, whichever is later (the required beginning date). However, provision (ii) does not apply to any employee who is a 5% Owner (as defined in Section 416 of the Code) with respect to the plan year ending in the calendar year in which the employee attains the age of 70 1/2.

         If the Contract Owner dies prior to the commencement of his or her Distribution, the entire interest in the Contract must be distributed by December 31 of the calendar year in which the fifth anniversary of his or her death occurs unless:

         (a) the Contract Owner names his or her surviving spouse as the Beneficiary and such spouse elects to receive Distribution of the account in substantially equal payments over his or her life (or a period not exceeding his or her life expectancy) and commencing not later than December 31 of the year in which the Contract Owner would have attained age 70 1/2; or

         (b) the Contract Owner names a Beneficiary other than his or her surviving spouse and such Beneficiary elects to receive a Distribution of the account in substantially equal payments over his or her life (or a period not exceeding his or her life expectancy) commencing not later than December 31 of the year following the year in which the Contract Owner dies.

         If the Contract Owner/Annuitant dies after Distribution has commenced, Distribution must continue at least as rapidly as under the schedule being used prior to his or her death.

         Payments commencing on the required beginning date will not be less than the lesser of the quotient obtained by dividing the entire interest of the Contract Owner/Annuitant by the life expectancy of the Contract Owner/Annuitant, or the joint and last survivor expectancy of the Contract Owner/Annuitant and the Contract Owner/Annuitant's designated beneficiary (if the Contract Owner dies prior to the required beginning date) or the beneficiary under the selected Annuity Payment Option (if the Contract Owner dies after the required beginning date) whichever is applicable under the applicable minimum distribution or MDIB provisions. Life expectancy and joint and last survivor expectancy are computed by the use of return multiples contained in Section 1.72-9 of the Treasury Regulations.

         If the amounts distributed to the Contract Owner are less than those mentioned above, penalty tax of 50% is levied on the excess of the amount that should have been distributed for that year over the amount that actually was distributed for that year.



REQUIRED DISTRIBUTIONS FOR INDIVIDUAL RETIREMENT ANNUITIES AND SEP IRAS

         Distribution from an Individual Retirement Annuity must begin not later than April 1 of the calendar year following the calendar year in which the Contract Owner attains age 70 1/2. Distribution may be accepted in a lump sum or in substantially equal payments over: (a) the Contract Owner's life or the lives of the Contract Owner and his or her spouse or designated beneficiary, or
(b) a period not extending beyond the life expectancy of the Contract Owner or the joint life expectancy of the Contract Owner and the Contract Owner's designated beneficiary.

         If the Contract Owner dies prior to the commencement of his or her Distribution, the interest in the Individual Retirement Annuity must be distributed by December 31 of the calendar year in which the fifth anniversary of his or her death occurs, unless:

(a) The Contract Owner names his or her surviving spouse as the Beneficiary and such spouse elects to:

         (i) treat the annuity as an Individual Retirement Annuity established for his or her benefit; or

         (ii) receive Distribution of the account in substantially equal payments over his or her life (or a period not exceeding his or her life expectancy) and commencing not later than December 31 of the year in which the Contract Owner would have attained age 70 1/2; or

(b) The Contract Owner names a Beneficiary other than his or her surviving spouse and such Beneficiary elects to receive a Distribution of the account in substantially equal payments over his or her life (or a period not exceeding his or her life expectancy) and commencing not later that December 31 of the year following the year in which the Contract Owner dies.


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         No Distributions will be required from this Contract if Distributions otherwise required from this Contract are being withdrawn from another Individual Retirement Annuity or Individual Annuity Account of the Contract Owner.


         If the Contract Owner dies after Distribution has commenced, Distribution must continue at least as rapidly as under the schedule being used prior to his or her death, except to the extent that a surviving spouse who is a beneficiary under the Annuity Payment Option, may treat the Contract as his or her own, in the same manner as described in section (a)(i) of this provision.


         If the amounts distributed to the Contract Owner are less than those mentioned above, penalty tax of 50% is levied on the excess of the amount that should have been distributed for that year over the amount that actually was distributed for that year.


         A pro-rata portion of all Distributions will be included in the gross income of the person receiving the Distribution and taxed at ordinary income tax rates. The portion of the Distribution which is taxable is based on the ratio between the amount by which non-deductible Purchase Payments exceed prior non-taxable Distributions and total account balances at the time of the Distribution. The Contract Owner must annually report the amount of non-deductible Purchase Payments, the amount of any Distribution, the amount by which non-deductible Purchase Payments for all years exceed non-taxable Distributions for all years, and the total balance of all Individual Retirement Annuities.

         Individual Retirement Annuity Distributions will not receive the benefit of the tax treatment of a lump sum Distributions from a Qualified Plan. If the Contract Owner dies prior to the time Distribution of the Contract Owner's interest in the annuity is completed, the balance will also be included in the Contract Owner's gross estate.


         Simplified Employee Pension (SEPs) and Salary Reduction Simplified Employee Pensions (SARSEPs), are described in Section 408(k) of the Code, are taxed in a manner similar to IRAs, and are subject to similar distribution requirements as IRAs. SARSEPs cannot be established after 1996.


GENERATION-SKIPPING TRANSFERS

         The Company may determine whether the Death Benefit or any other payment constitutes a direct skip as defined in Section 2612 of the Code, and the amount of the tax on the generation-skipping transfer resulting from such direct skip. If applicable, the payment will be reduced by any tax the Company is required to pay by Section 2603 of the Code.

         A direct skip may occur when property is transferred to or a Death Benefit is paid to an individual two or more generations younger than the Contract Owner.

                               GENERAL INFORMATION

CONTRACT OWNER INQUIRIES

         Contract Owner inquiries may be directed to Nationwide Life Insurance Company by writing P.O. Box 182008, Columbus, Ohio 43216, or calling 1-800-240-5054, TDD 1-800-238-3035.


STATEMENTS AND REPORTS

         The Company will mail to Contract Owners, at their last known address of record, any statements and reports required by applicable law or regulation. Contract Owners should therefore give the Company prompt notice of any address change. The Company will send a confirmation statement to Contract Owners each time a transaction is made affecting the Owners' Variable Account Contract Value, such as making additional Purchase Payments, transfers, exchanges or withdrawals. Statements detailing the Contract activity during the calendar quarter also will be mailed. Instead of receiving an immediate confirmation of transactions made pursuant to some types of periodic payment plan (such as a dollar cost averaging program) or salary reduction arrangement, the Contract Owner may receive confirmation of such transactions in their quarterly statements. The Contract Owner should review the information in these statements carefully. All errors or corrections must be reported to the Company immediately to assure proper crediting to the Owner's Contract. The Company will assume all transactions reported on quarterly statements or confirmation statements are accurate unless the Contract Owner notifies the Company otherwise within 30 days after receipt of the statement. The Company


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
will also send to Contract Owners each year an annual report and a semi-annual report containing financial statements for the Variable Account, as of December 31 and June 30, respectively.

ADVERTISING

         A "yield" and "effective yield" may be advertised for the Nationwide Separate Account Trust Money Market Fund Sub-Account. "Yield" is a measure of the net dividend and interest income earned over a specific seven-day period (which period will be stated in the advertisement) expressed as a percentage of the offering price of the Sub-Account's units. Yield is an annualized figure, which means that it is assumed that the Sub-Account generates the same level of net income over a 52-week period. The "effective yield" is calculated similarly but includes the effect of assumed compounding, calculated under rules prescribed by the Securities and Exchange Commission. The effective yield will be slightly higher than yield due to this compounding effect.

         The Company may also from time to time advertise the performance of the Sub-Account of the Variable Account relative to the performance of other variable annuity Sub-Accounts or underlying Mutual Funds with similar or different objectives, or the investment industry as a whole. Other investments to which the Sub-Accounts may be compared include, but are not limited to: precious metals; real estate; stocks and bonds; closed-end Mutual funds; CDs; bank money market deposit accounts and passbook savings; and the Consumer Price Index.

         The Sub-Accounts of the Variable Account may also be compared to certain market indexes, which may include, but are not limited to: S&P 500; Shearson/Lehman Intermediate Government/Corporate Bond Index; Shearson/Lehman Long-Term Government/Corporate Bond Index; Donoghue Money Fund Average; U.S. Treasury Note Index; Bank Rate Monitor National Index of 2 1/2 Year CD Rates; and Dow Jones Industrial Average.

         Normally these rankings and ratings are published by independent tracking services and publications of general interest including, but not limited to: Lipper Analytical Services, Inc., CDA/Wiesenberger, Morningstar, Donoghue's, magazines such as Money, Forbes, Kiplinger's Personal Finance Magazine, Financial World, Consumer Reports, Business Week, Time, Newsweek, National Underwriter, U.S. News and World Report; rating services such as LIMRA, Value, Best's Agent Guide, Western Annuity Guide, Comparative Annuity Reports; and other publications such as the Wall Street Journal, Barron's, Investor's Daily, and Standard & Poor's Outlook. In addition, Variable Annuity Research & Data Service (The VARDS Report) is an independent rating service that ranks over 500 variable annuity funds based upon total return performance. These rating services and publications rank the performance of the underlying Mutual Funds against all underlying Mutual funds over specified periods and against underlying mutual funds in specified categories. The rankings may or may not include the effects of sales or other charges.

         The Company is also ranked and rated by independent financial rating services, among which are Moody's, Standard & Poor's and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of the Company. The ratings are not intended to reflect the investment experience or financial strength of the Variable Account. The Company may advertise these ratings from time to time. In addition, the Company may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend the Company or the Contracts. Furthermore, the Company may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

         The Company may from time to time advertise several types of historical performance for the Sub-Accounts of the Variable Account. The Company may advertise for the Sub-Accounts standardized "average annual total return", calculated in a manner prescribed by the Securities and Exchange Commission, and nonstandardized "total return." "Average annual total return" will show the percentage rate of return of a hypothetical initial investment of $1,000 for at least the most recent one, five and ten year period, or for a period covering the time the underlying Mutual Fund held in the Sub-Account has been in existence, if the underlying Mutual Fund has not been in existence for one of the prescribed periods. This calculation reflects the deduction of all applicable charges made to the Contracts except for premium taxes, which may be imposed by certain states.

         Nonstandardized "total return" will be calculated in a similar manner and for the same time periods as the average annual total return except total return will assume an initial investment of $10,000 and will not reflect the deduction of any applicable Contingent Deferred Sales Charge, which, if reflected, would decrease the level of performance shown. The Contingent Deferred Sales Charge is not reflected because the Contracts are designed for long term investment. An assumed initial investment of $10,000 will be used because that figure more closely approximates the size of a typical Contract than does the $1,000 figure used in calculating the standardized average annual total return quotations.


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         For those underlying Mutual Funds which have not been held as
Sub-Accounts within the Variable Account for one of the quoted periods, the standardized average annual total return and nonstandardized total return quotations will show the investment performance such underlying Mutual Funds would have achieved (reduced by the applicable charges) had they been held as Sub-Accounts within the Variable Account for the period quoted.


ALL PERFORMANCE INFORMATION AND COMPARATIVE MATERIAL ADVERTISED BY THE COMPANY IS HISTORICAL IN NATURE AND IS NOT INTENDED TO REPRESENT OR GUARANTEE FUTURE RESULTS. A CONTRACT OWNER'S CONTRACT VALUE AT REDEMPTION MAY BE MORE OR LESS THAN ORIGINAL COST.

                           FEDERAL TAX CONSIDERATIONS

FEDERAL INCOME TAXES


         The Company does not make any guarantee regarding the tax status for any Contract or any transaction involving the Contracts. Contract Owners should consult a financial consultant, legal counsel or tax advisor to discuss in detail the taxation and the use of the Contracts.

         Section 72 of the Code governs federal income taxation of annuities in general. That section sets forth different rules for: (1) Qualified Contracts;
(2) Individual Retirement Annuities including SEP IRAs; (3) Tax Sheltered Annuities; and (4) Non-Qualified Contracts. Each type of annuity is discussed below.

         Distributions to participants from Qualified Contracts or Tax Sheltered Annuities are generally taxed when received. A portion of each Distribution is excludable from income based on the ratio between the after tax investment of the Owner/Annuitant in the Contract and the value of the Contract at the time of the withdrawal or Annuitization.

         Distributions from Individual Retirement Annuities and Contracts owned by Individual Retirement Accounts are also generally taxed when received. The portion of each such payment which is excludable is based on the ratio between the amount by which nondeductible Purchase Payments to all such Contracts exceeds prior non-taxable Distributions from such Contracts, and the total account balances in such Contracts at the time of the Distribution. The Owner of such Individual Retirement Annuities or the Annuitant under Contracts held by Individual Retirement Accounts must annually report to the Internal Revenue Service the amount of nondeductible Purchase Payments, the amount of any Distribution, the amount by which nondeductible Purchase Payments for all years exceed non-taxable Distributions for all years, and the total balance in all Individual Retirement Annuities and Accounts.

         A change of the Annuitant or Contingent Annuitant may be treated by the Internal Revenue Service as a taxable transaction.


NON-QUALIFIED CONTRACTS- NATURAL PERSONS AS OWNERS


 The rules applicable to Non-Qualified Contracts provide that a portion of each annuity payment received is excludable from taxable income based on the ratio between the Contract Owner's investment in the Contract and the expected return on the Contract until the investment has been recovered; thereafter the entire amount is includable in income. The maximum amount excludable from income is the investment in the Contract. If the Annuitant dies prior to excluding from income the entire investment in the Contract, the Annuitant's final tax return may reflect a deduction for the balance of the investment in the Contract.

         Distributions made from the Contract prior to the Annuitization Date are taxable to the Contract Owner to the extent that the cash value of the Contract exceeds the Contract Owner's investment at the time of the Distribution. Distributions, for this purpose, include partial surrenders, dividends, loans, or any portion of the Contract which is assigned or pledged; or for Contracts issued after April 22, 1987, any portion of the Contract transferred by gift. For these purposes, a transfer by gift may occur upon Annuitization if the Contract Owner and the Annuitant are not the same individual. In determining the taxable amount of a Distribution, all annuity contracts issued after October 21, 1988, by the same company to the same contract owner during any 12 month period, will be treated as one annuity contract. Additional limitations on the use of multiple contracts may be imposed by Treasury Regulations. Distributions prior to the Annuitization Date with respect to that portion of the Contract invested prior to August 14, 1982, are treated first as a recovery of the investment in the Contract as of that date. A Distribution in excess of the amount of the investment in the Contract as of August 14, 1982, will be treated as taxable income.

         The Tax Reform Act of 1986 has changed the tax treatment of certain Non-Qualified Contracts held by entities other than individuals. Such entities are taxed currently on the earnings on the Contract which are attributable to contributions made to the Contract after February 28, 1986. There are exceptions for immediate annuities and certain Contracts owned for the benefit of an individual. An immediate annuity, for purposes of this discussion, is a single premium Contract on which payments begin within one year of purchase. If this



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Contract is issued as the result of an exchange described in Section 1035 of the
Code, for purposes of determining whether the Contract is an immediate annuity, it will generally be considered to have been purchased on the purchase date of the contract given up in the exchange.

         Code Section 72 also provides for a penalty tax, equal to 10% of the portion of any Distribution that is includable in gross income, if such Distribution is made prior to attaining age 59 1/2 or disability of the Contract Owner. The penalty tax does not apply if the Distribution is one of a series of substantially equal periodic payments made over the life or life expectancy of the Contract Owner (or the joint lives or joint life expectancies of the Contract Owner and the beneficiary selected by the Contract Owner to receive payment under the Annuity Payment Option selected by the Contract Owner) or for the purchase of an immediate annuity, or is allocable to an investment in the Contract before August 14, 1982. A Contract Owner wishing to begin taking Distributions to which the 10% tax penalty does not apply should forward a written request to the Company. Upon receipt of a written request from the Contract Owner, the Company will inform the Contract Owner of the procedures pursuant to Company policy and subject to limitations of the Contract including but not limited to first year withdrawals. Such election shall be irrevocable and may not be amended or changed.

         In order to qualify as an annuity contract under Section 72 of the Code, the contract must provide for Distribution of the entire contract to be made upon the death of a Contract Owner. If a Contract Owner dies prior to the Annuitization Date, then the Joint Contract Owner, the Contingent Owner or other named recipient must receive the Distribution within 5 years of the Contract Owner's death. However, the recipient may elect for payments to be made over his/her life or life expectancy provided that such payments begin within one year from the death of the Contract Owner. If the Joint Contract Owner, Contingent Owner or other named recipient is the surviving spouse, such spouse may be treated as the Contract Owner and the Contract may be continued throughout the life of the surviving spouse. In the event the Contract Owner dies on or after the Annuitization Date and before the entire interest has been distributed, the remaining portion must be distributed at least as rapidly as under the method of Distribution being used as of the date of the Contract Owner's death (see "Required Distribution For Qualified Plans and Tax Sheltered Annuities"). If the Contract Owner is not an individual, the death of the Annuitant (or a change in the Annuitant) will result in a Distribution pursuant to these rules, regardless of whether a Contingent Annuitant is named.

         The Code requires that any election to receive an annuity rather than a lump sum payment must be made within 60 days after the lump sum becomes payable (generally, the election must be made within 60 days after the death of an Owner or the Annuitant). If the election is made more than 60 days after the lump sum first becomes payable, the election would be ignored for tax purposes, and the entire amount of the lump sum would be subject to immediate tax. If the election is made within the 60 day period, each Distribution would be taxable when it is paid.

NON-QUALIFIED CONTRACTS - NON-NATURAL PERSONS AS OWNERS

         The foregoing discussion of the taxation of Non-Qualified Contracts applies to Contracts owned (or, pursuant to Section 72(u) of the Code, deemed to be owned) by individuals; it does not apply to Contracts where one or more non-individuals is an Owner.

         As a general rule, contracts owned by corporations, partnerships, trusts, and similar entities ("Non-Natural Persons"), rather than by one or more individuals, are not treated as annuity contracts for most purposes under the Code; in particular, they are not treated as annuity contracts for purposes of
Section 72. Therefore, the taxation rules for Distributions, as described above, do not apply to Non-Qualified Contracts owned by Non-Natural Persons.
Rather, the following rules will apply.

         The income earned under a Non-Qualified Contract that is owned by a Non-Natural Person is taxed as ordinary income during the taxable year that it is earned, and is not deferred, even if the income is not distributed out of the Contract to the Owner.

         The foregoing Non-Natural Owner rule does not apply to all entity-owned contracts. First, for this purpose, a Contract that is owned by a Non-Natural Person as an agent for an individual is treated as owned by the individual. This exception does not apply, however, to a Non-Natural Person who is an employer that holds the Contract under a non-qualified deferred compensation arrangement for one or more employees.

         The Non-Natural Person rules also do not apply to a Contract that is
(a) acquired by the estate of a decedent by reason of the death of the decedent;
(b) issued in connection with certain qualified retirement plans and individual retirement plans; (c) used in connection with certain structured settlements;
(d) purchased by an employer upon the termination of certain qualified retirement plans; or (e) an immediate annuity.



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QUALIFIED PLANS, INDIVIDUAL RETIREMENT ANNUITIES, SEP IRAS AND TAX SHELTERED
ANNUITIES


         The Contract may be purchased as a Qualified Contract, an Individual Retirement Annuity, SEP IRA, or a Tax Sheltered Annuity. The Contract Owner should seek competent advice as to the tax consequences associated with the use of a Contract as an Individual Retirement Annuity.


         For information regarding eligibility, limitations on permissible amounts of Purchase Payments, and the tax consequences of distributions from Qualified Plans, Tax Sheltered Annuities, Individual Retirement Annuities, SEP IRAs and other plans that receive favorable tax treatment, the purchasers of such contracts should seek competent advice.
The terms of such plans may limit the rights available under the Contracts.

         Pursuant to Section 403(b)(1)(E) Code, a Contract that is issued as a Tax-Sheltered Annuity is required to limit the amount of the Purchase Payment for any year to an amount that does not exceed the limit set forth in Section 402(g) of the Code ($7,000), as it is from time to time increased to reflect increases in the cost of living. This limit may be reduced by any deposits, contributions or payments made to any other Tax-Sheltered Annuity or other plan, contract or arrangement by or on behalf of the Owner.


         The Code permits the rollover of most Distributions from Qualified Plans to other Qualified Plans or Individual Retirement Annuities. Most Distributions from Tax-Sheltered Annuities may be rolled into another Tax-Sheltered Annuity, Individual Retirement Annuity, or Individual Retirement Accounts. Distributions that may not be rolled over are those which are:


1. one of a series of substantially equal annual (or more frequent) payments made: (a) over the life (or life expectancy) of the Contract Owner, (b) over the joint lives (or joint life expectancies) of the Contract Owner and the Contract Owner's designated Beneficiary, or (c) for a specified period of ten years or more, or

2.       a required minimum distribution.

         Any Distribution eligible for rollover will be subject to federal tax withholding at a rate of twenty percent (20%) unless the Distribution is transferred directly to an appropriate plan as described above.

         Individual Retirement Annuities may not provide life insurance benefits. If the Death Benefit exceeds the greater of the cash value of the Contract or the sum of all Purchase Payments (less any surrenders), it is possible the Internal Revenue Service could determine that the Individual Retirement Annuity did not qualify for the desired tax treatment.

         The Contract is available for Qualified Plans electing to comply with section 404(c) of ERISA. It is the responsibility of the plan and its fiduciaries to determine and satisfy the requirements of section 404(c).

WITHHOLDING

         The Company is required to withhold tax from certain Distributions to the extent that such Distribution would constitute income to the Contract Owner or other payee. The Contract Owner or other payee is entitled to elect not to have federal income tax withheld from any such Distribution, but may be subject to penalties in the event insufficient federal income tax is withheld during a calendar year. However, if the Internal Revenue Service notifies the Company that the Contract Owner or other payee has furnished an incorrect taxpayer identification number, or if the Contract Owner or other payee fails to provide a taxpayer identification number, the Distributions may be subject to back-up withholding at the statutory rate, which is presently 31%, and which cannot be waived by the Contract Owner or other payee.

NON-RESIDENT ALIENS

         Distributions to nonresident aliens (NRAs) are generally subject to federal income tax and tax withholding, at a statutory rate of thirty percent (30%) of the amount of income that is distributed. The Company may be required to withhold such amount from the Distribution and remit it to the Internal Revenue Service. Distributions to certain NRAs may be subject to lower, or in certain instances, zero tax and withholding rates, if the United States has entered into an applicable treaty. However, in order to obtain the benefits of such treaty provisions, the NRA must give to the Company sufficient proof of his or her residency and citizenship in the form and manner prescribed by the Internal Revenue Service. In addition, for any Distribution made after December 31, 1997, the NRA must obtain an Individual Taxpayer Identification Number from the Internal Revenue Service, and furnish that number to the Company prior to the Distribution. If the Company does not have the proper proof of citizenship or residency and (for Distributions after December 31, 1997) a proper Individual Taxpayer Identification Number prior to any Distribution, the Company will be required to withhold 30% of the income, regardless of any treaty provision.

         A payment may not be subject to withholding where the recipient sufficiently establishes to the Company that such payment is effectively connected to the recipient's conduct of a trade or business in the



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United States and that such payment is includable in the recipient's gross income for United States federal income tax purposes. Any such Distributions will be subject to the rules set forth in the section entitled "Withholding."

FEDERAL ESTATE, GIFT, AND GENERATION SKIPPING TRANSFER TAXES

         A transfer of the Contract from one Contract Owner to another, or the payment of a Distribution under the Contract to someone other than a Contract Owner, may constitute a gift for federal gift tax purposes. Upon the death of the Contract Owner, the value of the Contract may be included in his or her gross estate, even if a all or a portion of the value is also subject to federal income taxes.

         The Company may be required to determine whether the Death Benefit or any other payment or Distribution constitutes a "direct skip" as defined in
Section 2612 of the Code, and the amount of the generation skipping transfer tax, if any, resulting from such direct skip. A direct skip may occur when property is transferred to, or a Death Benefit or other Distribution is made to
(a) an individual who is two or more generations younger than the Owner; or (b) certain trusts, as described in Section 2613 of the Code (generally, trusts that have no beneficiaries who are not 2 or more generations younger than the Owner). If the Owner is not an individual, then for this purpose only, "Owner" refers to any person who would be required to include the Contract, Death Benefit, Distribution, or other payment in his federal gross estate at his death, or who is required to report the transfer of the Contract, Death Benefit, Distribution, or other payment for federal gift tax purposes.

         If the Company determines that a generation skipping transfer tax is required to be paid by reason of such direct skip, the Company is required to reduce the amount of such Death Benefit, Distribution, or other payment by such tax liability, and pay the tax liability directly to the Internal Revenue Service.

         Federal estate, gift and generation skipping transfer tax consequences, and state and local estate, inheritance, succession, generation skipping transfer, and other tax consequences, of owning or transferring a Contract, and of receiving a Distribution, Death Benefit, or other payment, depend on the circumstances of the person owning or transferring the Contract, or receiving a Distribution, Death Benefit, or other payment.


CHARGE FOR TAX PROVISIONS

         The Company is no longer required to maintain a capital gain reserve liability on Non-Qualified Contracts since capital gains attributable to assets held in the Company's Variable Account for such Contracts are not taxable to the Company. However, the Company reserves the right to implement and adjust the tax charge in the future, if the tax laws change.

DIVERSIFICATION

         The Internal Revenue Service has promulgated regulations under Section 817(h) of the Code relating to diversification standards for the investments underlying a variable annuity contract. The regulations provide that a variable annuity contract which does not satisfy the diversification standards will not be treated as an annuity contract, unless the failure to satisfy the regulations was inadvertent, the failure is corrected, and the Contract Owner or the Company pays an amount to the Internal Revenue Service. The amount will be based on the tax that would have been paid by the Contract Owner if the income, for the period the Contract was not diversified, had been received by the Contract Owner. If the failure to diversify is not corrected in this manner, the Contract Owner of an annuity Contract will be deemed the owner of the underlying securities and will be taxed on the earnings of his or her account. The Company believes, under its interpretation of the Code and regulations thereunder, that the investments underlying this Contract meet these diversification standards.

         Representatives of the Internal Revenue Service have suggested, from time to time, that the number of underlying Mutual Funds available or the number of transfer opportunities available under a variable product may be relevant in determining whether the product qualifies for the desired tax treatment. No formal guidance has been issued in this area. Should the Secretary of the Treasury issue additional rules or regulations limiting the number of underlying Mutual Funds, transfers between underlying Mutual Funds, exchanges of underlying Mutual Funds or changes in investment objectives of underlying Mutual Funds such that the Contract would no longer qualify as an annuity under Section 72 of the Code, the Company will take whatever steps are available to remain in compliance.


TAX CHANGES

         In the recent past, the Internal Revenue Code has been subjected to numerous amendments and changes, and it is reasonable to believe that it will continue to be revised. The United States Congress has, in the past, considered numerous legislative proposals that, if enacted, could change the tax treatment of the Contracts. It is reasonable to believe that such proposals, and other proposals will be considered in the future, and some of them may be enacted into law. In addition, the Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing law that may be in variance with its

                                    34 of 88
current positions on these matters. In addition, current state law (which is not discussed herein), and future amendments to state law, may affect the tax consequences of the Contract.

         The foregoing discussion, which is based on the Company's understanding of federal tax laws as they are currently interpreted by the Internal Revenue Service, is general and is not intended as tax advice. Statutes, regulations, and rulings are subject to interpretation by the courts. The courts may determine that a different interpretation than the currently favored interpretation is appropriate, thereby changing the operation of the rules that are applicable to annuity contracts.

         Any of the foregoing may change from time to time without any notice, and the tax consequences arising out of a Contract may be changed retroactively. There is no way of predicting whether, when, and to what extent any such change may take place. No representation is made as to the likelihood of the continuation of these current laws, interpretations, and policies.

THE FOREGOING IS A GENERAL EXPLANATION AS TO CERTAIN TAX MATTERS PERTAINING TO ANNUITY CONTRACTS. IT IS NOT INTENDED TO BE LEGAL OR TAX ADVICE, AND SHOULD NOT TAKE THE PLACE OF YOUR INDEPENDENT LEGAL, TAX AND/OR FINANCIAL ADVISOR.

                                    35 of 88

                                LEGAL PROCEEDINGS

         There are no material legal proceedings, other than ordinary routine litigation incidental to the business to which the Company and the Variable Account are parties or to which any of their property is the subject.


         The General Distributor, Nationwide Advisory Services, Inc. is not engaged in any litigation of any material nature.


            TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

                                                                            PAGE

General Information and History..............................................  1

Services.....................................................................  1

Purchase of Securities Being Offered.........................................  1

Underwriters.................................................................  2

Calculation of Yield Quotations of Money Market Sub-Accounts.................  2

Annuity Payments.............................................................  3

Financial Statements.........................................................  4

                                    36 of 88

                                    APPENDIX

                                  FIXED ACCOUNT

         Purchase Payments under the Fixed Account portion of the Contract and transfers to the Fixed Account portion become part of the general account of the Company, which support insurance and annuity obligations. Because of exemptive and exclusionary provisions, interests in the general account have not been registered under the Securities Act of 1933 ("1933 Act"), nor is the general account registered as an investment company under the Investment Company Act of 1940 ("1940 Act"). Accordingly, neither the general account nor any interest therein are generally subject to the provisions of the 1933 or 1940 Acts, and we have been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus which related to the guaranteed interest portion. Disclosures regarding the Fixed Account portion of the Contract and the general account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.


                            FIXED ACCOUNT ALLOCATIONS

         The Fixed Account is made up of all the general assets of the Company, other than those in the Variable Account and any other segregated asset account. Fixed Account Purchase Payments will be allocated to the Fixed Account by election of the Contract Owner at the time of purchase.

         The Company will invest the assets of the Fixed Account in those assets chosen by the Company and allowed by applicable law. Investment income from such Fixed Account assets will be allocated by the Company between itself and the Contracts participating in the Fixed Account.

         The level of annuity payments made to Annuitants under the Contracts will not be affected by the mortality experience (death rate) of persons receiving such payments or of the general population. The Company assumes this "mortality risk" by virtue of annuity rates incorporated in the Contract which cannot be changed. In addition, the Company guarantees that it will not increase charges for maintenance of the Contracts regardless of its actual expenses.

         Investment income from the Fixed Account allocated to the Company includes compensation for mortality and expense risks borne by the Company in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in the sole discretion of the Company at such rate or rates as the Company prospectively declares from time to time. Any such rate or rates so determined will remain effective for a period of not less than twelve months, and remain at such rate unless changed. However, the Company guarantees that it will credit interest at not less than 3.0% per year (or as otherwise required under state law, or at such minimum rate as stated in the contract when sold). ANY INTEREST CREDITED TO AMOUNTS ALLOCATED TO THE FIXED ACCOUNT IN EXCESS OF 3.0% PER YEAR WILL BE DETERMINED IN THE SOLE DISCRETION OF THE COMPANY. THE CONTRACT OWNER ASSUMES THE RISK THAT INTEREST CREDITED TO FIXED ACCOUNT ALLOCATIONS MAY NOT EXCEED THE MINIMUM GUARANTEE OF 3.0% FOR ANY GIVEN YEAR. New Purchase Payments deposited to the Contract which are allocated to the Fixed Account may receive a different rate of interest than money transferred from the Variable Sub-Accounts to the Fixed Account and amounts maturing in the Fixed Account at the expiration of an Interest Rate Guarantee Period.

         The Company guarantees that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described above, less the sum of all administrative charges, any applicable premium taxes, and less any amounts surrendered. If the Contract Owner effects a surrender, the amount available from the Fixed Account will be reduced by any applicable Contingent Deferred Sales Charge (see "Contingent Deferred Sales Charge").

TRANSFERS

         Contract Owners may at the maturity of an Interest Rate Guarantee Period, transfer a portion of the value of the Fixed Account to the Variable Account. The maximum percentage that may be transferred will be determined by the Company at its sole discretion, but will not be less than 10% of the total value of the portion of the Fixed Account that is maturing and will be declared upon the expiration date of the then current Interest Rate Guarantee Period. The Company reserves the right to refuse transfers or Purchase Payments into the Fixed Account if the Fixed Account is 30% of the Contract Value or greater. The Interest Rate Guarantee Period expires on the final day of a calendar quarter. Transfers must be made within 45 days after the expiration date of the guarantee period. Owners who have entered into a Dollar Cost Averaging Agreement with the Company (see "Dollar Cost Averaging") may transfer from the Fixed Account to the Variable Account under the terms of that agreement.

                                    37 of 88

                      ANNUITY PAYMENT PERIOD-FIXED ACCOUNT

FIRST AND SUBSEQUENT PAYMENTS

         A Fixed Annuity is an annuity with payments which are guaranteed by the Company as to dollar amount during the annuity payment period. The first Fixed Annuity payment will be determined by applying the Fixed Account Contract Value to the applicable Annuity Table in accordance with the Annuity Payment Option elected. This will be done at the Annuitization Date on an age last birthday basis. Fixed Annuity payments after the first will not be less than the first Fixed Annuity payment.

         The Company does not credit discretionary interest to Fixed Annuity payments during the annuity payment period for annuity options based on life contingencies. The Annuitant must rely on the Annuity Tables applicable to the Contracts to determine the amount of such Fixed Annuity payments.

                                    38 of 88

                      STATEMENT OF ADDITIONAL INFORMATION
                                   MAY 1, 1997
              INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACTS ISSUED
                      BY THE NATIONWIDE VARIABLE ACCOUNT-6
                      OF NATIONWIDE LIFE INSURANCE COMPANY

         This Statement of Additional Information is not a prospectus. It contains information in addition to and more detailed than set forth in the prospectus and should be read in conjunction with the prospectus dated May 1, 1997. The prospectus may be obtained from Nationwide Life Insurance Company by writing P.O. Box 182008, Columbus, Ohio 43216, or calling 1-800-240-5054, TDD 1-800-238-3035.

                                TABLE OF CONTENTS

                                                                            PAGE
General Information and History............................................    1
Services...................................................................    1
Purchase of Securities Being Offered.......................................    1
Underwriters...............................................................    2
Calculations of Performance................................................    2
Underlying Mutual Fund Performance Summary.................................  N/A
Annuity Payments...........................................................    3
Financial Statements.......................................................    4

GENERAL INFORMATION AND HISTORY

         The Nationwide Variable Account-6 is a separate investment account of Nationwide Life Insurance Company ("Company"). The Company is a member of the Nationwide Insurance Enterprise and all of the Company's common stock is owned by Nationwide Corporation. Nationwide Corporation is a holding company. All of its common stock is held by Nationwide Mutual Insurance Company (95.3%) and Nationwide Mutual Fire Insurance Company (4.7%).

SERVICES

         The Company, which has responsibility for administration of the Contracts and the Variable Account, maintains records of the name, address, taxpayer identification number, and other pertinent information for each Contract Owner and the number and type of Contract issued to each such Contract Owner and records with respect to the Contract Value of each Contract.

         The Custodian of the assets of the Variable Account is the Company. The Company will maintain a record of all purchases and redemptions of shares of the underlying Mutual Funds.

         The financial statements and schedules have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, Two Nationwide Plaza, Columbus, Ohio 43215, and upon the authority of said firm as experts in accounting and auditing.

PURCHASE OF SECURITIES BEING OFFERED

         The Contracts will be sold by licensed insurance agents in the states where the Contracts may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. ("NASD").
         The Contract Owner may, on written request, transfer up to 100% of the Contract Value from the Variable Account to the Fixed Account. However, the Company, at its sole discretion, reserves the right to limit such transfers to 10% of the Contract Value for any 12 month period. Contract Owners may at the maturity of an Interest Rate Guarantee Period transfer a portion of the Contract Value of the Fixed Account to the Variable Account. Such portion will be determined by the Company at its sole discretion (but will not be less than 10% of the total value of the portion of the Fixed Account that is maturing), and will be declared upon the expiration date of the then current Interest Rate Guarantee Period. The Interest Rate Guarantee Period expires on the final day of a calendar quarter; therefore, the Interest Rate Guarantee Period for deposits or transfers in the Fixed Account may continue for up to three months after a one year period has expired. Transfers under this provision must be made within 45 days after the expiration date of the guarantee period. Owners who have entered into a Dollar Cost Averaging Agreement with the Company may transfer from the Fixed Account to the Variable Account under the terms of that agreement. Transfers from the Fixed Account may not be made prior to the first Contract Anniversary. Transfers must also be made prior to the Annuitization Date.

                                    39 of 88

UNDERWRITERS

         The Contracts, which are offered continuously, are distributed by Nationwide Advisory Services, Inc. ("NAS"), One Nationwide Plaza, Columbus, Ohio 43216, an affiliate of the Company. No underwriting commissions have been paid by the Company to NAS.

CALCULATION OF YIELD QUOTATIONS OF MONEY MARKET SUB-ACCOUNTS

         Any current yield quotations of the Nationwide Separate Account Trust Money Market Fund Sub-Account, subject to Rule 482 of the Securities Act of 1933, shall consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent. The yield shall be calculated by determining the net change, exclusive of capital changes, in the value of hypothetical pre-existing account having a balance of one accumulation unit at the beginning of the base period, subtracting a hypothetical charge reflecting deductions from Contract Owner accounts, and dividing the net change in account value by the value of the account at the beginning of the period to obtain a base period return, and multiplying the base period return by (365/7) or (366/7) in a leap year. The Nationwide Separate Account Trust Money Market Fund Sub-Account's effective yield is computed similarly but includes the effect of assumed compounding on an annualized basis of the current unit value yield quotations of the Fund.

         The Nationwide Separate Account Trust Money Market Fund Sub-Account's yield and effect yield will fluctuate daily. Actual yields will depend on factors such as the type of instruments in the Fund's portfolio, portfolio quality and average maturity, changes in interest rates, and the Fund's expenses. Although the Sub-Account determines its yield on the basis of seven calendar day period, it may use a different time period on occasion. The yield quotes may reflect the expense limitation described in "Investment Manager and Other Services" in the Fund's Statement of Additional Information. There is no assurance that the yields quoted on any given occasion will remain in effect for any period of time and there is no guarantee that the net asset values will remain constant. It should be noted that a Contract Owner's investment in the Nationwide Separate Account Trust Money Market Fund Sub-Account is not guaranteed or insured. Yield of other money market funds may not be comparable if a different base period or another method of calculation is used.

         All performance advertising shall also include quotations of standardized average annual total return, calculated in accordance with the standard method prescribed by rules of the Securities and Exchange Commission, to facilitate comparison with standardized average annual total return advertised for a specific period is found by first taking a hypothetical $1,000 investment in each of the Sub-Accounts' units on the first day of the period at the offering price, which is the Accumulation Unit Value per unit ("initial investment") and computing the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value is then divided by the initial investment and this quotient is taken to the Nth root (N represents the number of years in the period) and 1 is subtracted from the result which is then expressed as a percentage, carried to at least the nearest hundredth of a percent. Standardized average annual total return reflects the deduction of a 1.40% Mortality, Expense Risk and Administration Charge. The redeemable value also reflects the effect of any applicable Contingent Deferred Sales Charge that may be imposed at the end of the period (see "Contingent Deferred Sales Charge" provision located in the prospectus). No deduction is made for premium taxes which may be assessed by certain states. Nonstandardized total return may also be advertised, and is calculated in a manner similar to standardized average annual total return except the nonstandardized total return is based on a hypothetical initial investment of $10,000 and does not reflect the deduction of any applicable Contingent Deferred Sales Charge. Reflecting the Contingent Deferred Sales Charge would decrease the level of the performance advertised. The Contingent Deferred Sales Charge is not reflected because the Contract is designed for long term investment. An assumed initial investment of $10,000 will be used because that figure more closely approximates the size of a typical Contract than does the $1,000 figure used in calculating the standardized average annual total return quotations.

                                    40 of 88

         The standardized average annual total return and nonstandardized average annual total return quotations will be current to the last day of the calendar quarter preceding the date on which an advertisement is submitted for publication. Both the standardized average annual return and the nonstandardized average annual total return will be based on rolling calendar quarters and will cover periods of one, five, and ten years, or a period covering the time the underlying Mutual Fund held in the Sub-Account has been in existence, if the Mutual Fund has not been in existence for one of the prescribed periods. For those underlying Mutual Funds which have not been held as Sub-Accounts within the Variable Account for one of the quoted periods, the average annual total return and nonstandardized total return quotations will show the investment performance such underlying Mutual funds would have achieved (reduced by the applicable charges ) had they been held as Sub-Accounts within the Variable Account for the period quoted.

         Quotations of average annual total return and total return are based upon historical earnings and will fluctuate. Any quotation of performance, therefore, would not be considered a guarantee of future performance. Factors affecting a Sub-Account's performance include general market conditions, operating expenses and investment management. A Contract Owner's account when redeemed may be more or less than original cost.

ANNUITY PAYMENTS

         See "Frequency and Amount of Annuity Payments" located in the prospectus.

                                    41 of 88

                        NATIONWIDE INSURANCE ENTERPRISE

                         "SEPARATE ACCOUNT FINANCIALS"*

     *To be added by Pre-Effective Amendment to the Registration Statement




                                    42 of 88

                        NATIONWIDE INSURANCE ENTERPRISE

                           "LIFE COMPANY FINANCIALS"*

     *To be added by Pre-Effective Amendment to the Registration Statement




                                    52 of 88

PART C. OTHER INFORMATION

Item 24. FINANCIAL STATEMENTS AND EXHIBITS

         (a)   Financial Statements:                                        PAGE

               (1) Financial statements and schedule included in Prospectus.
                        (Part A):

                        Condensed Financial Information.                    N/A

               (2)      Financial statements and schedule included
                        in Part B:                                           *

         Nationwide Variable Account-6:                                      *

         Nationwide Life Insurance Company:                                  *

                           *To be added by Pre-Effective Amendment to the Registration Statement


                                    71 of 88

Item 24.  (b) Exhibits

                  (1) Resolution of the Depositor's Board of Directors authorizing the establishment of the Registrant-Filed previously with the Registration Statement for the Nationwide Variable Account-6 (File No. 811-8684) and hereby incorporated by reference
                  (2)      Not Applicable
                  (3) Underwriting or Distribution contracts between the Registrant and Principal Underwriter- Filed previously with the Registration Statement for the Nationwide Variable Account-6 (File No. 811-8684) and hereby incorporated by reference
                  (4) The form of the Variable Annuity Contract - Attached hereto
                  (5)      Variable Annuity Application*
                  (6) Articles of Incorporation of Depositor- Attached hereto
                  (7)      Not Applicable
                  (8)      Not Applicable
                  (9)      Opinion of Counsel - Attached hereto.
                  (10)     Not Applicable
                  (11)     Not Applicable
                  (12)     Not Applicable
                  (13) Computation of Performance Quotations- Filed previously with the Registration Statement for the Nationwide Variable Account-6 (File No. 811-8684) and hereby incorporated by reference

*To be added by Pre-Effective Amendment to the Registration Statement


                                    72 of 88

Item 25.      DIRECTORS AND OFFICERS OF THE DEPOSITOR

          NAME AND PRINCIPAL                      POSITIONS AND OFFICES
           BUSINESS ADDRESS                          WITH DEPOSITOR

         Lewis J. Alphin                                 Director
         519 Bethel Church Road
         Mount Olives, NC  28365

         Keith W. Eckel                                  Director
         1647 Falls Road
         Clarks Summit, PA 18411

         Willard J. Engel                                Director
         1100 East Main Street
         Marshall, MN 56258

         Fred C. Finney                                  Director
         1558 West Moreland Road
         Wooster, OH 44691

         Charles L. Fuellgraf, Jr.                       Director
         600 South Washington Street
         Butler, PA  16001

         Joseph J. Gasper                  President and Chief Operating Officer
         One Nationwide Plaza                          and Director
         Columbus, OH  43215

         Henry S. Holloway                            Chairman of the
         1247 Stafford Road                                Board
         Darlington, MD  21034

         D. Richard McFerson               Chairman and Chief Executive Officer-
         One Nationwide Plaza                 Nationwide Insurance Enterprise
         Columbus, OH  43215                           and Director

         David O. Miller                                 Director
         115 Sprague Drive
         Hebron, Ohio  43025

         C. Ray Noecker                                  Director
         2770 State Route 674 South
         Ashville, OH 43103

         James F. Patterson                              Director
         8765 Mulberry Road
         Chesterland, OH  44026


                                    73 of 88

         NAME AND PRINCIPAL                      POSITIONS AND OFFICES
          BUSINESS ADDRESS                          WITH DEPOSITOR

        Arden L. Shisler                                Director
        1356 North Wenger Road
        Dalton, OH  44618

        Robert L. Stewart                               Director
        88740 Fairview Road
        Jewett, OH  43986

        Nancy C. Thomas                                 Director
        10835 Georgetown Street NE
        Louisville, OH  44641

        Harold W. Weihl                                 Director
        14282 King Road
        Bowling Green, OH  43402

        Gordon E. McCutchan                     Executive Vice President,
        One Nationwide Plaza                   Law and Corporate Services
        Columbus, OH  43215                           and Secretary

        Robert A. Oakley                        Executive Vice President-
        One Nationwide Plaza                     Chief Financial Officer
        Columbus, Ohio  43215

        James E. Brock                           Senior Vice President -
        One Nationwide Plaza                     Life Company Operations
        Columbus, OH  43215

        W. Sidney Druen                     Senior Vice President and General
        One Nationwide Plaza                 Counsel and Assistant Secretary
        Columbus, OH  43215

        Harvey S. Galloway, Jr.           Senior Vice President-Chief Actuary-
        One Nationwide Plaza                   Life, Health and Annuities
        Columbus, OH  43215

        Richard A. Karas                     Senior Vice President - Sales -
        One Nationwide Plaza                       Financial Services
        Columbus, OH  43215

        Michael D. Bleiweiss                         Vice President-
        One Nationwide Plaza                      Deferred Compensation
        Columbus, OH  43215


                                    74 of 88

         NAME AND PRINCIPAL                      POSITIONS AND OFFICES
          BUSINESS ADDRESS                          WITH DEPOSITOR

        Matthew S. Easley                           Vice President -
        One Nationwide Plaza                  Annuity and Pension Actuarial
        Columbus, OH  43215

        Ronald L. Eppley                             Vice President-
        One Nationwide Plaza                            Pensions
        Columbus, OH  43215

        Timothy E. Murphy                            Vice President-
        One Nationwide Plaza                       Strategic Marketing
        Columbus, Ohio  43215

        R. Dennis Noice                              Vice President-
        One Nationwide Plaza                 Individual Investment Products
        Columbus, OH  43215

        Joseph P. Rath                              Vice President -
        One Nationwide Plaza                    Associate General Counsel
        Columbus, OH  43215

Item 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT.
                  *        Subsidiaries for which separate financial statements
                           are filed
                  **       Subsidiaries included in the respective consolidated
                           financial statements
                  ***      Subsidiaries included in the respective group
                           financial statements filed for unconsolidated
                           subsidiaries
                  ****     other subsidiaries


                                    75 of 88

                                                                 NO. VOTING
                                                                 SECURITIES
                                               STATE         (SEE ATTACHED CHART)
                                                 OF            UNLESS OTHERWISE
           COMPANY                         ORGANIZATION           INDICATED                  PRINCIPAL BUSINESS
 Affiliate Agency of Ohio, Inc.                 Ohio                                         Life Insurance Agency
 Affiliate Agency, Inc.                       Delaware                                       Life Insurance Agency
 Allnations, Inc.                               Ohio                                         Promotes cooperative insurance
                                                                                             corporations worldwide
 American Marine Underwriters, Inc.           Florida                                        Underwriting Manager
 Auto Direkt Insurance Company                Germany                                        Insurance Company
 The Beak and Wire Corporation                  Ohio                                         Radio Tower Joint Venture
 California Cash Management Company          California                                      Investment Securities Agent
 Colonial County Mutual insurance              Texas                                         Insurance Company
 Company
 Colonial Insurance Company of               California                                      Insurance Company
 California
 Columbus Insurance Brokerage and             Germany                                        Insurance Broker
 Service GMBH
 Companies Agency Insurance Services         California                                      Insurance  Broker
 of California
 Companies Agency of Alabama, Inc.            Alabama                                        Insurance Broker
 Companies Agency of Idaho, Inc.               Idaho                                         Insurance Broker
 Companies Agency of Illinois, Inc.           Illinois                                       Acts as Collection Agent for
                                                                                             Policies placed through Brokers
 Companies Agency of Kentucky, Inc.           Kentucky                                       Insurance Broker
 Companies Agency of Massachusetts,        Massachusetts                                     Insurance Broker
 Inc.
 Companies Agency of New York, Inc.           New York                                       Insurance Broker
 Companies Agency of Pennsylvania, Inc.     Pennsylvania                                     Insurance Broker
 Companies Agency of Phoenix, Inc.            Arizona                                        Insurance Broker
 Companies Agency of Texas, Inc.               Texas                                         Insurance Broker
 Companies Annuity Agency of Texas,            Texas                                         Insurance Broker
 Inc.
 Companies Agency, Inc.                      Wisconsin                                       Insurance Broker
 Companies Annuity Agency of Texas,            Texas                                         Insurance Broker
 Inc.
 Countrywide Services Corporation             Delaware                                       Products Liability,
                                                                                             Investigative and Claims
                                                                                             Management Services


                                    76 of 88

                                                                  NO. VOTING
                                                                  SECURITIES
                                               STATE         (SEE ATTACHED CHART)
                                                 OF            UNLESS OTHERWISE
            COMPANY                         ORGANIZATION           INDICATED           PRINCIPAL BUSINESS
    Employers Insurance of Wausau A             Wisconsin                              Insurance Company
    Mutual Company
**  Employers Life Insurance Company of         Wisconsin                              Life Insurance Company
    Wausau
    F & B, Inc.                                    Iowa                                Insurance Agency
    Farmland Mutual Insurance Company              Iowa                                Insurance Company
    Financial Horizons Distributors              Alabama                               Life Insurance Agency
    Agency of Alabama, Inc.
    Financial Horizons Distributors                Ohio                                Insurance Agency
    Agency of Ohio
    Financial Horizons Distributors              Oklahoma                              Life Insurance Agency
    Agency of Oklahoma, Inc.
    Financial Horizons Distributors               Texas                                Life Insurance Agency
    Agency of Texas, Inc.
 *  Financial Horizons Investment Trust       Massachusetts                            Investment Company
    Financial Horizons Securities                Oklahoma                              Broker Dealer
    Corporation
    Gates, McDonald & Company                      Ohio                                Cost Control Business
    Gates, McDonald & Company of Nevada           Nevada                               Self-Insurance Administration
                                                                                       Claims Examinations and Data
                                                                                       Processing Services
    Gates, McDonald & Company of New             New York                              Workers Compensation Claims
    York, Inc.                                                                         Administration
    Greater La Crosse Health Plans, Inc.        Wisconsin                              Writes Commercial Health and
                                                                                       Medicare Supplement Insurance
    InHealth Agency, Inc.                          Ohio                                Insurance Agency
    InHealth Management Systems, Inc.              Ohio                                Develops and operates Managed
                                                                                       Care Delivery System
    Insurance Intermediaries, Inc.                 Ohio                                Insurance Broker and Insurance
                                                                                       Agency
    Key Health Plan, Inc.                       California                             Pre-paid health plans
    Landmark Financial Services of New           New York                              Life Insurance Agency
    York, Inc.
    Leben Direkt Insurance Company               Germany                               Life Insurance Company
    Lone Star General Agency, Inc.                Texas                                Insurance Agency
**  MRM Investments, Inc.                          Ohio                                Owns and operates a Recreational
                                                                                       Ski Facility
**  National Casualty Company                    Michigan                              Insurance Company
    National Casualty Company of America,     Great Britain                            Insurance Company
    Ltd.


                                    77 of 88

                                                                  NO. VOTING
                                                                  SECURITIES
                                               STATE         (SEE ATTACHED CHART)
                                                 OF            UNLESS OTHERWISE
            COMPANY                         ORGANIZATION           INDICATED           PRINCIPAL BUSINESS
**  National Premium and Benefit               Delaware                                Insurance Administrative Services
    Administration Company
    Nationwide Agribusiness Insurance            Iowa                                  Insurance Company
    Company
    Nationwide Cash Management Company           Ohio                                  Investment Securities Agent
    Nationwide Communications, Inc.              Ohio                                  Radio Broadcasting Business
    Nationwide Community Urban                   Ohio                                  Redevelopment of blighted areas
    Redevelopment Corporation                                                          within the City of Columbus, Ohio
    Nationwide Corporation                       Ohio                                  Organized for the purpose of
                                                                                       acquiring, holding,
                                                                                       encumbering, transferring, or
                                                                                       otherwise disposing of shares,
                                                                                       bonds, and other evidences of
                                                                                       indebtedness, securities, and
                                                                                       contracts of other persons,
                                                                                       associations, corporations,
                                                                                       domestic or foreign and to form
                                                                                       or acquire the control of other
                                                                                       corporations
    Nationwide Development Company               Ohio                                  Owns, leases and manages
                                                                                       commercial real estate
    Nationwide Financial Institution           Delaware                                Insurance Agency
    Distributors Agency, Inc.
    Nationwide Financial Services, Inc.        Delaware                                Organized for the purpose of
                                                                                       acquiring, holding,
                                                                                       encumbering, transferring, or
                                                                                       otherwise disposing of shares,
                                                                                       bonds, and other evidences of
                                                                                       indebtedness, securities, and
                                                                                       contracts of other persons,
                                                                                       associations, corporations,
                                                                                       domestic or foreign and to form
                                                                                       or acquire the control of other
                                                                                       corporations
**  Nationwide Advisory Services, Inc.           Ohio                                  Registered Broker-Dealer,
                                                                                       Investment Manager and
                                                                                       Administrator
    Nationwide General Insurance Company         Ohio                                  Insurance Company
    Nationwide HMO, Inc.                         Ohio                                  Health Maintenance Organization
 *  Nationwide Indemnity Company                 Ohio                                  Reinsurance Company
    Nationwide Insurance Enterprise              Ohio                                  Membership Non-Profit Corporation
    Foundation
    Nationwide Insurance Golf Charities,         Ohio                                  Membership Non-Profit Corporation
    Inc.
    Nationwide Investing Foundation            Michigan                                Investment Company
 *  Nationwide Investing                    Massachusetts                              Investment Company
    Foundation II


                                    78 of 88

                                                                  NO. VOTING
                                                                  SECURITIES
                                                  STATE      (SEE ATTACHED CHART)
                                                    OF         UNLESS OTHERWISE
            COMPANY                            ORGANIZATION        INDICATED           PRINCIPAL BUSINESS
    Nationwide Investment Services               Oklahoma                              Registered Broker-Dealer in
    Corporation                                                                        Deferred Compensation Market
    Nationwide Investors Services, Inc.            Ohio                                Stock Transfer Agent
**  Nationwide Life and Annuity Insurance          Ohio                                Life Insurance Company
    Company
**  Nationwide Life Insurance Company              Ohio                                Life Insurance Company
    Nationwide Lloyds                             Texas                                Texas Lloyds Company
    Nationwide Mutual Fire Insurance               Ohio                                Insurance Company
    Company
    Nationwide Mutual Insurance Company            Ohio                                Insurance Company
    Nationwide Property and Casualty               Ohio                                Insurance Company
    Insurance Company
**  Nationwide Property Management, Inc.           Ohio                                Owns, leases, manages and deals
                                                                                       in Real Property
 *  Nationwide Separate Account Trust         Massachusetts                            Investment Company
    NEA Valuebuilder Investor Services of        Alabama                               Life Insurance Agency
    Alabama, Inc.
    NEA Valuebuilder Investor Services of        Arizona                               Life Insurance Agency
    Arizona, Inc.
    NEA Valuebuilder Investor Services of     Massachusetts                            Life Insurance Agency
    Massachusetts, Inc.
    NEA Valuebuilder Investor Services of        Montana                               Life Insurance Agency
    Montana, Inc.
    NEA Valuebuilder Investor Services of         Nevada                               Life Insurance Agency
    Nevada, Inc.
    NEA Valuebuilder Investor Services of          Ohio                                Life Insurance Agency
    Ohio, Inc.
    NEA Valuebuilder Investor Services of        Oklahoma                              Life Insurance Agency
    Oklahoma, Inc.
    NEA Valuebuilder Investor Services of         Texas                                Life Insurance Agency
    Texas, Inc.
    NEA Valuebuilder Investor Services of        Wyoming                               Life Insurance Agency
    Wyoming
    NEA Valuebuilder Investor Services,          Delaware                              Life Insurance Agency
    Inc.
    NEA Valuebuilder Services Insurance       Massachusetts                            Life Insurance Agency
    Agency, Inc.
    Neckura General Insurance Company            Germany                               Insurance Company
    Neckura Holding Company                      Germany                               Administrative Service for
                                                                                       Neckura Insurance Group
    Neckura Insurance Company                    Germany                               Insurance Company
    Neckura Life Insurance Company               Germany                               Life Insurance Company


                                    79 of 88

                                                                  NO. VOTING
                                                                  SECURITIES
                                                  STATE      (SEE ATTACHED CHART)
                                                    OF         UNLESS OTHERWISE
            COMPANY                            ORGANIZATION        INDICATED           PRINCIPAL BUSINESS
    NWE, Inc.                                      Ohio                                Special Investments
    PEBSCO of Massachusetts Insurance         Massachusetts                            Markets and Administers Deferred
    Agency, Inc.                                                                       Compensation Plans for Public
                                                                                       Employees
    PEBSCO of Texas, Inc.                         Texas                                Markets and Administers Deferred
                                                                                       Compensation Plans for Public
                                                                                       Employees
    Pension Associates of Wausau, Inc.          Wisconsin                              Pension plan administration,
                                                                                       record keeping and consulting
                                                                                       and compensation consulting
    Public Employees Benefit Services            Delaware                              Marketing and Administration of
    corporation                                                                        Deferred Employee Compensation
                                                                                       Plans for Public Employees
    Public Employees Benefit Services            Alabama                               Markets and Administers Deferred
    Corporation of Alabama                                                             Compensation Plans for Public
                                                                                       Employees
    Public Employees Benefit Services            Arkansas                              Markets and Administers Deferred
    Corporation of Arkansas                                                            Compensation Plans for Public
                                                                                       Employees
    Public Employees Benefit Services            Montana                               Markets and Administers Deferred
    Corporation of Montana                                                             Compensation Plans for Public
                                                                                       Employees
    Public Employees Benefit Services           New Mexico                             Markets and Administers Deferred
    Corporation of New Mexico                                                          Compensation Plans for Public
                                                                                       Employees
    Scottsdale Indemnity Company                   Ohio                                Insurance Company
    Scottsdale Insurance Company                   Ohio                                Insurance Company
    SVM Sales GmbH, Neckura Insurance            Germany                               Sales support for Neckura
    Group                                                                              Insurance Group
    Wausau Business Insurance Company            Illinois                              Insurance Company
    Wausau General Insurance Company             Illinois                              Insurance Company
    Wausau Insurance Company (U.K.)           United Kingdom                           Insurance and Reinsurance Company
    Limited
    Wausau International Underwriters           California                             Special Risks, Excess and
                                                                                       Surplus Lines Insurance
                                                                                       Underwriting Manager
**  Wausau Preferred Health Insurance           Wisconsin                              Insurance and Reinsurance Company
    Company
    Wausau Service Corporation                  Wisconsin                              Holding Company
    Wausau Underwriters Insurance Company       Wisconsin                              Insurance Company
**  West Coast Life Insurance Company           California                             Life Insurance Company


                                    80 of 88

                                                                    NO. VOTING
                                                                    SECURITIES
                                                  STATE        (SEE ATTACHED CHART)
                                                    OF           UNLESS OTHERWISE
            COMPANY                            ORGANIZATION          INDICATED                 PRINCIPAL BUSINESS
*  MFS Variable Account                           Ohio         Nationwide Life Separate        Issuer of Annuity Contracts
                                                               Account
*  NACo Variable Account                          Ohio         Nationwide Life Separate        Issuer of Annuity Contracts
                                                               Account
*  Nationwide DC Variable                         Ohio         Nationwide Life Separate        Issuer of Annuity Contracts
   Account                                                     Account
*  Nationwide DCVA II                             Ohio         Nationwide Life Separate        Issuer of Annuity Contracts
                                                               Account
*  Separate Account No. 1                         Ohio         Nationwide Life Separate        Issuer of Annuity Contracts
                                                               Account
*  Nationwide Multi-Flex Variable Account         Ohio         Nationwide Life Separate        Issuer of Annuity Contracts
                                                               Account
*  Nationwide VA Separate Account-A               Ohio         Nationwide Life and Annuity     Issuer of Annuity Contracts
                                                               Separate Account
*  Nationwide VA Separate Account-B               Ohio         Nationwide Life and Annuity     Issuer of Annuity Contracts
                                                               Separate Account
   Nationwide VA Separate Account-C               Ohio         Nationwide Life and Annuity     Issuer of Annuity Contracts
                                                               Separate Account
*  Nationwide VA Separate Account-Q               Ohio         Nationwide Life and Annuity     Issuer of Annuity Contracts
                                                               Separate Account
*  Nationwide Variable Account                    Ohio         Nationwide Life Separate        Issuer of Annuity Contracts
                                                               Account
*  Nationwide Variable Account-II                 Ohio         Nationwide Life Separate        Issuer of Annuity Contracts
                                                               Account
*  Nationwide Variable Account-3                  Ohio         Nationwide Life Separate        Issuer of Annuity Contracts
                                                               Account
*  Nationwide Variable Account-4                  Ohio         Nationwide Life Separate        Issuer of Annuity Contracts
                                                               Account
*  Nationwide Variable Account-5                  Ohio         Nationwide Life Separate        Issuer of Annuity Contracts
                                                               Account
*  Nationwide Fidelity Advisor Variable           Ohio         Nationwide Life Separate        Issuer of Annuity Contracts
   Account                                                     Account
*  Nationwide Variable Account-6                  Ohio         Nationwide Life Separate        Issuer of Annuity Contracts
                                                               Account
*  Nationwide Variable Account-8                  Ohio         Nationwide Life Separate        Issuer of Annuity Contracts
                                                               Account
*  Nationwide VL Separate                         Ohio         Nationwide Life and Annuity     Issuer of Life Insurance
   Account-A                                                   Separate Account                Contracts
*  Nationwide VL Separate                         Ohio         Nationwide Life and Annuity     Issuer of Life Insurance
   Account-B                                                   Separate Account                Contracts
*  Nationwide VLI Separate Account                Ohio         Nationwide Life Separate        Issuer of Life Insurance
                                                               Account                         Contracts
*  Nationwide VLI Separate Account-2              Ohio         Nationwide Life Separate        Issuer of Life Insurance
                                                               Account                         Contracts
*  Nationwide VLI Separate Account-3              Ohio         Nationwide Life Separate        Issuer of Life Insurance
                                                               Account                         Contracts


                                    81 of 88

              Nationwide Insurance Enterprise Organizational Chart*









      *To be added by Pre-Effective Amendment to the Registration Statement


                                    82 of 88

Item 27.      NUMBER OF CONTRACT OWNERS

              Not Applicable.

Item 28.      INDEMNIFICATION

              Provision is made in the Company's Amended Code of Regulations and expressly authorized by the General Corporation Law of the State of Ohio, for indemnification by the Company of any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director, officer or employee of the Company, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the General Corporation Law of the State of Ohio.

              Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.      PRINCIPAL UNDERWRITER

              (a) Nationwide Advisory Services, Inc. ("NAS") acts as general distributor for the Nationwide Multi-Flex Variable Account, Nationwide DC Variable Account, Nationwide DCVA-II, Nationwide Variable Account-II, Nationwide Variable Account-5, Nationwide Variable Account-6, Nationwide Variable Account-8, Nationwide VA Separate Account-A, Nationwide VA Separate Account-B, Nationwide VA Separate Account-C, Nationwide VL Separate Account-A, Nationwide VL Separate Account-B, Nationwide VLI Separate Account-2, Nationwide VLI Separate Account-3, NACo Variable Account and the Nationwide Variable Account, all of which are separate investment accounts of the Company or its affiliates.

                    NAS also acts as principal underwriter for the Nationwide Investing Foundation, Nationwide Separate Account Trust, Financial Horizons Investment Trust, and Nationwide Investing Foundation II, which are open-end management investment companies.

         (b)                 NATIONWIDE ADVISORY SERVICES, INC.
                                   DIRECTORS AND OFFICERS


                                                POSITIONS AND OFFICES
  NAME AND BUSINESS ADDRESS                        WITH UNDERWRITER

Joseph J. Gasper                                President and Director
One Nationwide Plaza
Columbus, Ohio  43215

D. Richard McFerson                     Chairman of the Board of Directors and
One Nationwide Plaza                                 Chairman and
Columbus, OH  43215                      Chief Executive Officer--Nationwide
                                          Insurance Enterprise and Director
Gordon E. McCutchan
One Nationwide Plaza                       Executive Vice President-Law and
Columbus, OH  43215                        Corporate Services and Director

Robert A. Oakley                      Executive Vice President - Chief Financial
One Nationwide Plaza                             Officer and Director
Columbus, Ohio  43215


                                    84 of 88

         (b)            NATIONWIDE ADVISORY SERVICES, INC.
                              DIRECTORS AND OFFICERS

Robert J. Woodward                   Executive Vice President - Chief Investment
One Nationwide Plaza                             Officer and Director
Columbus, Ohio 43215

W. Sidney Druen                               Senior Vice President and
One Nationwide Plaza                             General Counsel and
Columbus, OH  43215                              Assistant Secretary

James F. Laird, Jr.                           Vice President and General
One Nationwide Plaza                                   Manager
Columbus, OH  43215

Peter J. Neckermann                                 Vice President
One Nationwide Plaza
Columbus, OH  43215

Harry S. Schermer                            Vice President - Investments
One Nationwide Plaza
Columbus, OH  43215

Rae I. Mercer                                         Secretary
One Nationwide Plaza
Columbus, OH  43215

William G. Goslee                                     Treasurer
One Nationwide Plaza
Columbus, Ohio  43215

(c) NAME OF     NET UNDERWRITING   COMPENSATION ON
   PRINCIPAL     DISCOUNTS AND      REDEMPTION OR     BROKERAGE
  UNDERWRITER     COMMISSIONS       ANNUITIZATION    COMMISSIONS    COMPENSATION
   Nationwide        N/A                 N/A             N/A             N/A
    Advisory
    Services,
      Inc.


                                    85 of 88

Item 30.      LOCATION OF ACCOUNTS AND RECORDS

              Robert O. Cline
              Nationwide Life Insurance Company
              One Nationwide Plaza
              Columbus, OH  43216

Item 31.      MANAGEMENT SERVICES

              Not Applicable

Item 32.      UNDERTAKINGS

              The Registrant hereby undertakes to:

              (a) file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;
              (b)   include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an
                    applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and
              (c) deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

              The Registrant hereby represents that the fees and charges deducted under the Contract in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and risks assumed by the Company.

              The Registrant hereby represents that any contract offered by the prospectus and which is issued pursuant to Section 403(b) of the Code is issued by the Registrant in reliance upon, and in compliance with, the Securities and Exchange Commission's no-action letter to the American Council of Life Insurance (publicly available November 28, 1988) which permits withdrawal restrictions to the extent necessary to comply with IRC Section 403(b)(11).


                                    86 of 88

                                   Offered by





                                   NATIONWIDE
                             LIFE INSURANCE COMPANY




                                     and its



                                   NATIONWIDE
                               VARIABLE ACCOUNT 6




                               Individual Deferred
                           Variable Annuity Contracts






                                   PROSPECTUS
                                   MAY 1, 1997




                                    87 of 88

                                   SIGNATURES

         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, NATIONWIDE VARIABLE ACCOUNT-6, has caused this Post-Effective Amendment to be signed on its behalf in the City of Columbus, and State of Ohio, on this
                      ------------------------

                                                 NATIONWIDE VARIABLE ACCOUNT-6
                                               ---------------------------------
                                                        (Registrant)

                                               NATIONWIDE LIFE INSURANCE COMPANY
                                               ---------------------------------
                                                         (Depositor)


                                                      By/s/JOSEPH P. RATH
                                               ---------------------------------
                                                       Joseph P. Rath
                                                     Vice President and
                                                  Associate General Counsel

As required by the Securities Act of 1933, this Post-Effective Amendment has been signed by the following persons in the capacities indicated on the

        SIGNATURE                                    TITLE
LEWIS J. ALPHIN                                     Director
----------------------------
Lewis J. Alphin

KEITH W. ECKEL                                      Director
----------------------------
Keith W. Eckel

WILLARD J. ENGEL                                    Director
----------------------------
Willard J. Engel

FRED C. FINNEY                                      Director
----------------------------
Fred C. Finney

CHARLES L. FUELLGRAF, JR.                           Director
----------------------------
Charles L. Fuellgraf, Jr.
                                            President/Chief Operating
JOSEPH J. GASPER                               Officer and Director
----------------------------
Joseph J. Gasper
                                              Chairman of the Board
HENRY S. HOLLOWAY                                 and Director
---------------------------
Henry S. Holloway
                               Chairman and Chief Executive Officer - Nationwide
D. RICHARD MCFERSON                   Insurance Enterprise and Director
----------------------------
D. Richard McFerson

DAVID O. MILLER                                    Director
----------------------------
David O. Miller

C. RAY NOECKER                                     Director
----------------------------
C. Ray Noecker
                                          Executive Vice President-
ROBERT A. OAKLEY                           Chief Financial Officer
----------------------------
Robert A. Oakley

JAMES F. PATTERSON                                  Director                   By/s/JOSEPH P. RATH
----------------------------                                                -------------------------
James F. Patterson                                                              Joseph P. Rath

ARDEN L. SHISLER                                    Director                    Attorney-in-Fact
----------------------------
Arden L. Shisler

ROBERT L. STEWART                                   Director
----------------------------
Robert L. Stewart

NANCY C. THOMAS                                     Director
----------------------------
Nancy C. Thomas

HAROLD W. WEIHL                                     Director
----------------------------
Harold W. Weihl


                                    88 of 88

                               POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned as directors and/or officers of NATIONWIDE LIFE INSURANCE COMPANY, an Ohio corporation, which has filed or will file with the Securities and Exchange Commission under the provisions of the Securities Act of 1993, as amended, various Registration Statements and amendments thereto for the registration under said Act of Individual Deferred Variable Annuity Contracts in connection with the MFS Variable Account, Nationwide Variable Account, Nationwide Variable Account - II, Nationwide Variable Account - 3, Nationwide Variable Account - 4, Nationwide Variable Account - 5, Nationwide Variable Account - 6, Nationwide Fidelity Advisor Variable Account, Nationwide Multi-Flex Variable Account and Nationwide Variable Account - 8; and the registration of fixed interest rate options subject to a market value adjustment offered under some or all of the aforementioned individual Variable Annuity Contracts in connection with the Nationwide Multiple Maturity Separate Account, and the registration of Group Flexible Fund Retirement Contracts in connection with the Nationwide DC
Variable Account, Nationwide DCVA III, and the NACo Variable Account; and the registration of Group Common Stock Variable Annuity Contracts in connection with Separate Account No. 1; and the registration of variable life insurance policies in connection with the Nationwide VLI Separate Account, Nationwide VLI Separate Account - 2, Nationwide VLI Separate Account - 3 of Nationwide Life Insurance Company, hereby constitutes and appoints D. Richard McFerson, Joseph
J. Gasper, Gordon E. McCutchan, W. Sidney Druen, and Joseph P. Rath, and each of them with power to act without the others, his/her attorney, with full power of substitution and resubstitution, for and in his/her name, place and stead, in any and all capacities, to approve, and sign such Registration Statements and any and all amendments thereto, with power to affix the corporate seal of said corporation thereto and to attest said seal and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby granting unto said attorneys, and each of them, full power and authority to do and perform all and every act and thing requisite to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming that which said attorneys, or any of them, may lawfully do or cause to be done by virtue hereof. This instrument may be executed in one or more counterparts.

        IN WITNESS WHEREOF, the undersigned have herewith set their names and seals as of this 4th day of April, 1996.

/s/ Lewis J. Alphin                     /s/ David O. Miller
-------------------------------------   ----------------------------------------
Lewis J. Alphin, Director               David O. Miller, Director

/s/ Keith W. Eckel                      /s/ C. Ray Noecker
-------------------------------------   ----------------------------------------
Keith W. Eckel, Director                C. Ray Noecker, Director

/s/ Willard P. Engel                    /s/ Robert A. Oakley
-------------------------------------   ----------------------------------------
Willard P. Engel, Director              Robert A. Oakley, Executive Vice
                                        President and Chief Financial Officer
/s/ Fred C. Finney
-------------------------------------   /s/ James F. Patterson
Fred C. Finney, Director                -------------------------------------
                                        James F. Patterson, Director
/s/ Charles L. Fuellgraf
-------------------------------------   /s/ Arden L. Shisler
Charles L. Fuellgraf, Director          -------------------------------------
                                        Arden L. Shisler, Director
/s/ Joseph J. Gasper
-------------------------------------   /s/ Robert L. Stewart
Joseph J. Gasper, President and Chief   -------------------------------------
Operating Officer and Director          Robert L. Stewart, Director

/s/ Henry S. Holloway                   /s/ Nancy C. Thomas
-------------------------------------   -------------------------------------
Henry S. Holloway, Chairman of the      Nancy C. Thomas, Director
Board, Director
                                        /s/ Harold W. Weihl
/s/ D. Richard McFerson                 -------------------------------------
-------------------------------------   Harold W. Weihl, Director
D. Richard McFerson, Chairman and
Chief Executive Officer - Nationwide
Insurance Enterprise and Director

                       NATIONWIDE LIFE INSURANCE COMPANY

                         NATIONWIDE VARIABLE ACCOUNT-6

                 INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACT

                              EXHIBITS TO FORM N-4

                             SEC FILE NO. _________